SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30,	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER	2010
COMPANIES

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

4 - NIRE (State Registration Number)
35.300.157.770

01.02 - HEAD OFFICE

1 – ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	2 - DISTRICT Itaim Bibi

3 - ZIP CODE 04530-001	4 - CITY São Paulo	5 - STATE SP

6 - AREA CODE 011	7 - TELEPHONE 2122-1414	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEX

11 - AREA CODE 011	12 - FAX 2122-1529	13 – FAX -	14 - FAX -

15 - E-MAIL
ri@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Nelson José Jamel

2 – ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	3 - DISTRICT Itaim Bibi

4 - ZIP CODE 04530-001	5 - CITY São Paulo	6 - STATE SP

7 - AREA CODE 011	8 - TELEPHONE 2122-1414	9 - TELEPHONE 2122-1415	10 - TELEPHONE -	11 - TELEX

12 - AREA CODE 011	13 – FAX 2122-1529	14 - FAX -	15 - FAX -

16 - E-MAIL
ri@ambev.com.br

01.04 - REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2010	12/31/2010	3	07/01/2010	09/30/2010	3	10/01/2009	12/31/2009

09 - INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes					10 - CVM CODE 00287-9

11 - PARTNER IN CHARGE Eduardo Rogatto Luque					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 142.773.658-84

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30,	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER	2010
COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares	1 - CURRENT QUARTER	2 - PREVIOUS QUARTER	3 - SAME QUARTER, PREVIOUS YEAR
(in thousands)	09/30/2010	12/31/2009	09/30/2009
Paid-in Capital
1 – Common	348,778	346,595	346,595
2 – Preferred	272,094	270,393	270,393
3 – Total	620,872	616,988	616,988
Treasury shares
4 – Common	113	121	120
5 – Preferred	163	431	423
6 – Total	276	552	543

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE
01	RCA	03/01/2010	Dividend	04/01/2010	Common	1.1000000000
02	RCA	03/01/2010	Dividend	04/01/2010	Preferred	1.2100000000
03	RCA	03/01/2010	Interest attributed to shareholders’ equity	04/01/2010	Common	0.4500000000
04	RCA	03/01/2010	Interest attributed to shareholders’ equity	04/01/2010	Preferred	0.4950000000
05	RCA	09/27/2010	Dividend	10/14/2010	Common	2.1600000000
06	RCA	09/27/2010	Dividend	10/14/2010	Preferred	2.3760000000
07	RCA	09/27/2010	Interest attributed to shareholders’ equity	10/14/2010	Common	0.9300000000
08	RCA	09/27/2010	Interest attributed to shareholders’ equity	10/14/2010	Preferred	1.0230000000

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30,	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER	2010
COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE
09	RCA	10/27/2010	Dividend	12/15/2010	Common	2.8000000000
10	RCA	10/27/2010	Dividend	12/15/2010	Preferred	3.0800000000
11	RCA	10/27/2010	Interest attributed to shareholders’ equity	12/15/2010	Common	0.3000000000
12	RCA	10/27/2010	Interest attributed to shareholders’ equity	12/15/2010	Preferred	0.3300000000

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30,	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER	2010
COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)
01	04/28/2010	6,832,078	241,534	Capital reserve	1,616	149.4675000000
02	04/28/2010	7,073,612	133,194	Capital reserve	769	173.2993000000
03	04/28/2010	7,206,806	160,598	Capital reserve	0	0,0000000000
04	09/27/2010	7,367,404	84,778	Capital Subscription private/public	567	149.467500000
05	09/27/2010	7,452,182	161,598	Capital Subscription private/public	932	173.299300000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 11/02/2010	2 – SIGNATURE

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30,	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER	2010
COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 – CODE	2 - DESCRIPTION	3 - 09/30/2010	4 - 12/31/2009
1	Total assets	42,934,285	40,101,017
1.01	Current assets	13,414,004	10,303,222
1.01.01	Available funds	7,887,098	4,042,933
1.01.01.01	Cash and cash equivalents	7,887,098	4,042,933
1.01.02	Credits	2,941,885	3,858,918
1.01.02.01	Clients	1,494,223	1,758,538
1.01.02.02	Sundry credits	1,447,662	2,100,380
1.01.02.02.01	Financial investments	1,937	73,305
1.01.02.02.02	Income tax receivable	326,552	986,232
1.01.02.02.03	Derivative financial instruments with positive fair value	912,937	975,573
1.01.02.02.04	Receivable from related parties	14,649	12,739
1.01.02.02.05	Interest receivable	191,587	52,531
1.01.03	Inventories	1,668,701	1,488,075
1.01.03.01	Finished goods	466,918	363,421
1.01.03.02	Work in process	99,771	106,189
1.01.03.03	Raw materials	755,202	735,284
1.01.03.04	Production materials	48,768	50,262
1.01.03.05	Warehouse and other supplies	317,942	251,181
1.01.03.06	Provision for losses	19,900	(18,262)
1.01.04	Other	916,320	913,296
1.01.04.02	Prepaid marketing expenses	311,333	365,906
1.01.04.03	Prepaid expenses others	107,091	101,586
1.01.04.04	Assets held for sale	60,182	60,182
1.01.04.05	Other assets	437,714	385,622
1.02	Non-current assets	29,520,281	29,797,795
1.02.01	Long-term receivables	3,332,676	3,718,357
1.02.01.01	Sundry credits	1,895,674	2,113,233
1.02.01.01.01	Deposits for guarantees	536,773	497,834
1.02.01.01.02	Deferred income and social contribution tax	1,104,924	1,368,518
1.02.01.01.03	Financial investments	253,977	246,881

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30,	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER	2010
COMPANIES

1 – CODE	2 - DESCRIPTION	3 - 09/30/2010	4 - 12/31/2009
1.02.01.02	Credits with Related Parties	-	-
1.02.01.02.01	Direct and Indirect Associated companies	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	1,437,002	1,605,124
1.02.01.03.01	Employee benefits – Instituto AmBev surplus	13,673	13,673
1.02.01.03.02	Recoverable taxes	1,341,630	1,521,818
1.02.01.03.03	Other	81,699	69,633
1.02.02	Permanent assets	26,187,605	26,079,438
1.02.02.01	Investments	18,268	24,278
1.02.02.01.01	Interest in Direct and Indirect Associated Companies	-	-
1.02.02.01.02	Interest in Subsidiaries	-	-
1.02.02.01.03	Other investments	18,268	24,278
1.02.02.02	Property, plant and equipment	6,890,079	6,595,072
1.02.02.03	Intangible assets	19,279,258	19,460,088

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30,	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER	2010
COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 – CODE	2 - DESCRIPTION	3 - 09/30/2010	4 - 12/31/2009
2	Total liabilities	42,934,285	40,101,017
2.01	Current liabilities	10,546,115	8,491,715
2.01.01	Loans and financings	1,595,659	801,064
2.01.02	Debentures	-	-
2.01.03	Suppliers	3,590,176	3,347,185
2.01.04	Taxes, fees and contributions	2,005,237	2,670,867
2.01.04.01	Income and social contribution taxes	730,299	1,295,953
2.01.04.02	Other taxes, charges and contributions	1,274,938	1,374,914
2.01.05	Dividends payable	1,981,191	67,297
2.01.05.01	Dividends andiInterest on shareholders’ equity	1,981,191	67,297
2.01.06	Provisions	86,524	92,624
2.01.06.01	Contingencies	86,524	92,624
2.01.07	Accounts payable to related parties	101,329	225,326
2.01.08	Other	1,185,999	1,287,352
2.01.08.01	Payroll, profit sharing and related charges	455,545	432,902
2.01.08.02	Derivative financial instruments with negative fair values	574,008	666,233
2.01.08.03	Restructuring	11,958	3,568
2.01.08.04	Bank overdrafts	760	18,619
2.01.08.05	Advances for future capital increase	-	-
2.01.08.06	Interest Payable	100,807	93,339
2.01.08.07	Other liabilities	42,921	72,691
2.02	Non-current liabilities	8,042,948	9,313,191
2.02.01	Long-term liabilities	8,042,948	9,313,191
2.02.01.01	Loans and financings	4,042,528	5,212,441
2.02.01.02	Debentures	1,247,385	1,247,732
2.02.01.03	Provisions	486,212	919,372
2.02.01.03.01	Contingencies	481,429	916,535
2.02.01.03.02	Restructuring	4,783	2,837
2.02.01.04	Debts with Related Parties	-	-
2.02.01.05	Advance for future capital increase	-	-
2.02.01.06	Other	2,266,823	1,933,646
2.02.01.06.01	Provision for medical assistance benefits/Other	731,349	767,905
2.02.01.06.02	Deferred income and social contribution	538,983	502,190
2.02.01.06.03	Suppliers	55,103	25,531
2.02.01.06.04	Other taxes, charges and contributions	338,910
2.02.01.06.05	Other liabilities	602,478	638,020
2.03	Deferred income	-	-
2.04	Non-controlling interest	234,125	278,661
2.05	Shareholders’ equity	24,111,097	22,017,450
2.05.01	Capital	7,613,780	6,832,078
2.05.02	Capital reserves	(1,525,637)	(1,365,576)
2.05.02.01	Share-based payments	292,907	234,086
2.05.02.02	Translation reserves	(1,169,005)	(856,909)
2.05.02.03	Cash flow – hedge	52,127	(13,994)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30,	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER	2010
COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais)

1 – CODE	2 - DESCRIPTION	3 - 09/30/2010	4 - 12/31/2009
2.05.02.04	Actuarial gains/losses	(616,621)	(616,427)
2.05.02.05	Results on Treasury Shares	(93,380)	(112,332)
2.05.02.06	Share Premium	8,335	-
2.05.03	Revaluation Reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	-	-
2.05.04	Revenue reserves	18,022,954	16,550,948
2.05.04.01	Legal	-	-
2.05.04.02	Statutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unrealized profits	-	-
2.05.04.05	Retained earnings	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other revenue reserves	18,022,954	16,550,948
2.05.04.07.01	Retained Earnings	18,051,560	16,598,677
2.05.04.07.02	Treasury Shares	(28,606)	(47,729)
2.05.05	Equity Valuation Adjustments	-	-
2.05.05.01	Securities Adjustments	-	-
2.05.05.02	Cumulative Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Retained earnings/accumulated losses	-	-
2.05.07	Advances for future capital increase	-	-

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais, unless otherwise indicated)

1 - CODE	2 - DESCRIPTION	3- 07/01/2010 to 09/30/2010	4-01/01/2010 to 09/30/2010	5- 07/01/2009 to 09/30/2009	6- 01/01/2009 to 09/30/2009
3.01	Gross revenue from sales and/or services	11,155,141	32,856,252	9,730,801	29,034,594
3.02	Deductions from gross revenue	(5,176,970)	(15,078,286)	(4,319,208)	(12,619,184)
3.03	Net sales and/or services	5,978,171	17,777,966	5,411,593	16,415,410
3.04	Cost of sales and/or services	(2,062,003)	(5,996,048)	(1,851,047)	(5,465,212)
3.05	Gross profit	3,916,168	11,781,918	3,560,546	10,950,198
3.06	Operating Expenses/Income	(1,533,964)	(5,106,796)	(1,671,107)	(4,940,751)
3.06.01	Selling expenses	(1,469,996)	(4,344,553)	(1,336,127)	(3,928,485)
3.06.02	General and administrative expenses	(269,306)	(806,505)	(264,935)	(773,773)
3.06.03	Financial	48,111	(244,013)	(243,063)	(817,255)
3.06.03.01	Financial income	243,385	438,525	55,814	276,038
3.06.03.02	Financial expenses	(195,274)	(682,538)	(298,877)	(1,093,293)
3.06.04	Other operating income	172,308	401,294	187,338	658,793
3.06.04.01	Recurring items	172,308	401,294	187,344	414,850
3.06.04.02	Special Items	-	-	(6)	243,943
3.06.05	Other operating expenses	(15,155)	(113,046)	(14,516)	(80,483)
3.06.05.01	Recurring items	(12,501)	(28,749)	(12,976)	(36,623)
3.06.05.02	Special Items	(2,654)	(84,297)	(1,540)	(43,860)
3.06.06	Share of results of associates	74	27	196	452
3.07	Operating profit	2,382,204	6,675,122	1,889,439	6,009,447
3.08	Non-operating income	-	-	-	-
3.08.01	Income	-	-	-	-
3.08.02	Expenses	-	-	-	-

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 - CODE	2 - DESCRIPTION	3- 07/01/2010 to 09/30/2010	4-01/01/2010 to 09/30/2010	5- 07/01/2009 to 09/30/2009	6- 01/01/2009 to 09/30/2009
3.09	Profit before taxes/profit sharing	2,382,204	6,675,122	1,889,439	6,009,447
3.10	Income tax and social contribution expense	(140,119)	(977,166)	(124,389)	(787,264)
3.11	Deferred income tax	(375,757)	(536,818)	(467,725)	(694,933)
3.12	Statutory participations/Contributions	(38,656)	(154,681)	(77,977)	(303,329)
3.12.01	Participations	(38,656)	(154,681)	(77,977)	(303,329)
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest attributed to shareholders’ equity	-	-	-	-
3.14	Non-controlling interest	(12,510)	(30,858)	11,593	(28,756)
3.15	Net income for the period	1,815,162	4,975,599	1,230,941	4,195,165
	NUMBER OF OUTSTANDING SHARES, NET OF. TREASURY SHARES (in thousands)	620,596	620,596	616,445	616,445
	EARNINGS PER SHARE (in Reais)	2.92487	8.01745	1.99684	6.80542
	LOSS PER SHARE (in Reais)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW - INDIRECT METHOD (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 07/01/2010 to 09/30/2010	4 – 01/01/2010 to 09/30/2010	5 – 07/01/2009 to 09/30/2009	6 – 01/01/2009 to 09/30/2009
4.01	Net cash from Operating Activities	2,100,183	6,350,721	1,829,415	5,389,464
4.01.01	Cash generated from operations	2,725,168	8,188,629	2,291,695	7,680,423
4.01.01.01	Net income	1,827,672	5,006,457	1,219,348	4,223,921
4.01.01.02	Depreciation , amortization and impairment	357,381	1,070,630	313,863	1,016,331
4.01.01.03	Impairment losses on receivables and inventories	16,069	68,948	22,810	62,500
4.01.01.04	Additions/(reversals) in provisions and employee benefits	26,729	147,102	41,637	91,301
4.01.01.05	Net financing cost	(48,111)	244,013	243,063	817,255
4.01.01.06	Other non-cash items included in the net income	2,979	61,023	(140,654)	(65,003)
4.01.01.07	Loss/(gain) on sale of property, plant and equipment and intangible assets	102	(3,441)	(16,343)	(20,995)
4.01.01.08	Loss/(gain) on assets held for sale	(1,250)	(1,250)	(1)	199
4.01.01.09	Equity – settled share-based payment expense	27,795	81,190	16,054	73,169
4.01.01.10	Income tax expense	515,876	1,513,984	592,114	1,482,197
4.01.01.11	Share of results of associates	(74)	(27)	(196)	(452)
4.01.02	Changes in Assets and Liabilities	(624,985)	(1,837,908)	(462,280)	(2,290,959)
4.01.02.01	Decrease / (increase) in trade and other receivables	45,410	(46,331)	(7,210)	1,062
4.01.02.02	Decrease / (increase) in inventories	(36,822)	(284,841)	224,706	234,158
4.01.02.03	Decrease / (increase) in trade and other payables	(159,550)	(314,737)	(6,779)	(1,151,805)
4.01.02.04	Interest paid	(187,796)	(417,226)	(324,967)	(894,670)
4.01.02.05	Interest received	46,227	163,045	21,247	82,674

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

1 - CODE	2 - DESCRIPTION	3 – 07/01/2010 to 09/30/2010	4 – 01/01/2010 to 09/30/2010	5 – 07/01/2009 to 09/30/2009	6 – 01/01/2009 to 09/30/2009
4.01.02.06	Income tax paid	(332,454)	(937,818)	(369,277)	(562,378)
4.01.06	Others	-	-	-	-
4.02	Net Cash from Investment Activities	(737,967)	(1,421,380)	(608,262)	(1,185,749)
4.02.01	Proceeds from sale of property, plant and equipment	9,295	30,466	49,082	75,190
4.02.02	Proceeds from sale of intangible assets	-	-	(1,199)	(108)
4.02.03	Repayments of loans granted	376	1,145	439	1,047
4.02.04	Purchase of Non-controlling interest	-	-	-	(62,344)
4.02.05	Acquisition of property, plant and equipment	-	-	(46,972)	(51,564)
4.02.06	Acquisition of intangible assets	(723,665)	(1,436,659)	(280,239)	(755,087)
4.02.07	Net proceeds/(acquisition) of debt securities	(45,837)	(79,784)	(43,071)	(108,785)
4.02.08	Net proceeds/(acquisition) other assets	20,175	61,763	(284,869)	(287,119)
4.02.09	Acquisition of subsidiaries, net of cash acquired	1,689	1,689	(1,433)	3,021
4.03	Cash flow from financing activities	738,782	(968,063)	(1,565,920)	(3,193,507)
4.03.01	Proceeds from borrowings	665,219	822,768	211,849	1,353,738
4.03.02	Proceeds/ repurchase of treasury shares	(617)	14,401	15,559	37,981
4.03.03	Repayment of borrowings	(214,771)	(1,048,625)	(970,998)	(3,492,397)
4.03.04	Cash net finance costs other than interests	51,358	(8,853)	(64,509)	74,889
4.03.05	Payment of finance lease liabilities	(653)	(4)	(194)	(4,737)
4.03.06	Dividends paid	(16,465)	(1,040,220)	(776,422)	(1,247,706)
4.03.07	Capital increase	246,376	246,376	18,795	84,725
4.03.08	Capital increase Non-controlling interest	-	41,755	-	-
4.03.09	Share premium	8,335	8,335	-	-
4.04	Effect sof exchange rate changes on cash	(128,918)	(99,254)	(49,023)	(438,467)

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

1 - CODE	2 - DESCRIPTION	3 – 07/01/2010 to 09/30/2010	4 – 01/01/2010 to 09/30/2010	5 – 07/01/2009 to 09/30/2009	6 – 01/01/2009 to 09/30/2009
4.05	Increase (decrease) in Cash and Cash Equivalents	1,972,080	3,862,024	(393,790)	571,741
4.05.01	Cash and cash equivalents less bank overdrafts at beginning of period	5,914,258	4,024,314	4,245,577	3,280,046
4.05.02	Cash and cash equivalents less bank overdrafts at end of period	7,886,338	7,886,338	3,851,787	3,851,787

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 TO 09/30/2010 (in thousands of Brazilian reais)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10- NON-CONTROLLING INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	7,367,404	(1,334,918)	0	17,893,581	0	0	23,926,067	235,431	24,161,498
5.02	Adjustments of Previous Years	-	-	-	-	-	-	-	-	-
5.03	Adjusted Balance	7,367,404	(1,334,918)	-	17,893,581	-	-	23,926,067	235,431	24,161,498
5.04	Net Income/Loss for the Period	-	-	-	1,815,162	-	-	1,815,162	12,510	1,827,672
5.05	Distributions	-	-	-	(1,680,030)	-	-	(1,680,029)	(459)	(1,680,488)
5.05.01	Dividends	-	-	-	(1,399,225)	-	-	(1,399,224)	(459)	(1,399,683)
5.05.02	Interest on Shareholders’ Equity	-	-	-	(280,805)	-	-	(280,805)	-	(280,805)
5.05.03	Other distributions	-	-	-	-	-	-	-	-	-
5.06	Realization of Profit Reserves	-	-	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	(226,270)	-	-	-	-	(226,270)	(23,455)	(249,725)
5.07.01	Securities Adjustments	-	-	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	(315,486)	-	-	-	-	(315,486)	(23,410)	(338,896)
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-	-	-
5.07.04	Cash flow – hedge	-	89,216	-	-	-	-	89,216	(45)	89,171
5.08	Increase/Decrease in Capital Stock	246,376	-	-	-	-	-	246,376	-	246,376
5.08.01	In cash	246,376	-	-	-	-	-	246,376	-	246,376

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

1 – CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10- NON- CONTROLLING INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.09	Recording/Realization of Capital Reserves	-	-	-	-	-	-	-	-	-
5.10	Treasury Shares	-	-	-	(173)	-	-	(173)	-	(173)
5.11	Other Capital Transactions	-	27,410	-	-	-	-	27,410	24	27,434
5.11.01	Share-based payment	-	27,949	-	-	-	-	27,949	24	27,973
5.11.02	Income (loss) from treasury shares	-	(539)	-	-	-	-	(539)	-	(539)
5.12	Other	-	8,141	-	(5,586)	-	-	2,554	10,074	12,628
5.12.01	Actuarial gains/losses	-	(194)	-	-	-	-	(194)	-	(194)
5.12.02	Share Premium	-	8,335	-	-	-	-	8,335	-	8,335
5.12.03	Others	-	-	-	(5,586)	-	-	(5,587)	9,162	3,575
5.12.04	Purchase of Non-controlling interest	-	-	-	-	-	-	-	912	912
5.13	Ending Balance	7,613,780	(1,525,637)	-	18,022,954	-	-	24,111,097	234,125	24,345,222

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010 (in thousands of Brazilian reais)

1 – CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10-NON- CONTROLLING INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	6,832,078	(1,365,576)	-	16,550,948	-	-	22,017,450	278,661	22,296,111
5.02	Adjustments of Previous Years	-	-	-	-	-	-	-	-	-
5.03	Adjusted Balance	6,832,078	(1,365,576)	-	16,550,948	-	-	22,017,450	278,661	22,296,111
5.04	Net Income/Loss for the Period	-	-	-	4,975,599	-	-	4,975,599	30,858	5,006,457
5.05	Distributions	-	-	-	(2,988,104)	-	-	(2,988,104)	(71,416)	(3,059,520)
5.05.01	Dividends	-	-	-	(2,107,000)	-	-	(2,107,000)	(71,416)	(2,178,416)
5.05.02	Interest on Shareholders’ Equity	-	-	-	(881,104)	-	-	(881,104)	-	(881,104)
5.05.03	Other distributions	-	-	-	-	-	-	-	-	-
5.06	Realization of Profit Reserves	-	-	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	(245,975)	-	-	-	-	(245,975)	(49,612)	(295,587)
5.07.01	Securities Adjustments	-	-	-	-	-	-	-	-	-
5.07.02	Cumulative Translation Adjustments	-	(312,096)	-	-	-	-	(312,096)	(48,104)	(360,200)
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-	-	-

(A free translation from the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

1 – CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL INTEREST BY CONTROLLING SHAREHODLERS	10-NON-CONTROLLING INTEREST	11- TOTAL SHAREHOLDERS' EQUITY
5.07.04	Cash flow – hedge	-	66,121	-	-	-	-	66,121	(1,508)	64,613
5.08	Increase/Decrease in Capital Stock	781,702	-	-	(535,326)	-	-	246,376	-	246,376
5.08.01	In cash	246,376	-	-	-	-	-	246,376	-	246,376
5.08.02	In reserves	535,326	-	-	(535,326)	-	-	-	-	-
5.09	Recording/Realization of Capital Reserves	-	-	-	-	-	-	-	-	-
5.10	Treasury Shares	-	-	-	19,123	-	-	19,123	-	19,123
5.11	Other Capital Transactions	-	77,773	-	-	-	-	77,773	24	77,797
5.11.01	Share-based payment	-	58,821	-	-	-	-	58,821	24	58,845
5.11.02	Income (loss) from treasury shares	-	18,952	-	-	-	-	18,952	-	18,952
5.12	Other	-	8,141	-	714	-	-	8,855	45,610	54,465
5.12.01	Actuarial gains/losses	-	(194)	-	-	-	-	(194)	-	(194)
5.12.02	Share Premium	-	8,335	-	-	-	-	8,335	-	8,335
5.12.03	Others	-	-	-	714	-	-	714	2,943	3,657
5.12.04	Capital increase in subsidiaries	-	-	-	-	-	-	-	42,667	42,667
5.13	Closing Balance	7,613,780	(1,525,637)	-	18,022,954	-	-	24,111,097	234,125	24,345,222

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Condensed consolidated interim income statements:
For the nine and three-month period ended September 30, 2010 and 2009

(in thousands of Brazilian Reais)	Note	Nine-month period ended:		Three-month period ended:
		09/30/2010	09/30/2009	09/30/2010	09/30/2009
Net sales		17,777,966	16,415,410	5,978,171	5,411,593
Cost of sales		(5,996,626)	(5,480,358)	(2,058,581)	(1,858,838)
Gross profit		11,781,340	10,935,052	3,919,590	3,552,755
Sales and marketing expenses		(4,368,057)	(3,958,167)	(1,482,502)	(1,346,801)
Administrative expenses		(936,290)	(1,031,621)	(299,712)	(323,953)
Other operating income/(expenses)	5	371,731	377,574	160,641	173,874
Special items	6	(84,297)	200,083	(2,654)	(1,546)
Profit from operations		6,764,427	6,522,921	2,295,363	2,054,329
Finance cost	7	(682,538)	(1,093,293)	(195,274)	(298,877)
Finance income	7	438,525	276,038	243,385	55,814
Net finance cost		(244,013)	(817,255)	48,111	(243,063)
Share of results of associates		27	452	74	196

Profit before tax		6,520,441	5,706,118	2,343,548	1,811,462

Income tax expense	8	(1,513,984)	(1,482,197)	(515,876)	(592,114)
Profit		5,006,457	4,223,921	1,827,672	1,219,348
Attributable to:
Equity holders of AmBev		4,975,599	4,195,165	1,815,162	1,230,941
Non-controlling interest		30,858	28,756	12,510	(11,593)
Basic earnings per share – preferred (R$)	15	8.48	7.19	3.09	2.11
Basic earnings per share – common (R$)	15	7.71	6.53	2.81	1.91
Diluted earnings per share– preferred (R$)	15	8.45	7.18	3.08	2.10
Diluted earnings per share– common (R$)	15	7.68	6.52	2.80	1.91

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Supplemental information.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated interim statements of comprehensive income and expenses:
For the nine and three-month period ended September 30, 2010 and 2009

(in thousands of Brazilian Reais)	Nine-month period ended:		Three-month period ended:
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Profit	5,006,457	4,223,921	1,827,672	1,219,348
Exchange differences on translation of foreign operations (gains/ (losses))	(360,200)	(1,592,673)	(338,896)	(413,237)
Actuarial gains and (losses)	(194)	(215)	(194)	(1,125)
Cash flow hedges - gains / (losses)
Recognized in comprehensive income	92,588	(108,582)	114,194	98,741
Removed from comprehensive income and expenses and included in profit or loss	(5,461)	(257,263)	(65,004)	(196,467)
Deferred income tax on comprehensive income and expenses and other changes	(22,514)	189,202	39,981	43,069
Sub total	(295,781)	(1,769,531)	(249,919)	(469,019)
Total comprehensive income and expenses	4,710,676	2,454,390	1,577,753	750,329
Attributable to:
Equity holders of Ambev	4,729,430	2,428,858	1,588,698	741,437
Non-controlling interest	(18,754)	25,532	(10,945)	8,892

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated balance sheets:
As at September 30, 2010 and December 31, 2009
(in thousands of Brazilian Reais)

Assets	Note	09/30/2010	12/31/2009

Non-current assets
Property, plant and equipment	9	6,890,079	6,595,072
Goodwill	10	17,445,436	17,527,471
Intangible assets	11	1,833,822	1,932,617
Investments in associates		18,268	24,278
Investment securities		253,977	246,881
Deferred tax assets		1,104,924	1,368,518
Employee benefits		13,673	13,673
Trade and other receivables	12	1,960,102	2,089,285
		29,520,281	29,797,795
Current assets
Investment securities		1,937	73,305
Inventories		1,668,701	1,488,075
Income tax receivable		326,552	986,232
Trade and other receivables	12	3,469,534	3,652,495
Cash and cash equivalents	13	7,887,098	4,042,933
Assets held for sale	14	60,182	60,182
		13,414,004	10,303,222

Total assets		42,934,285	40,101,017

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Supplemental information.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated balance sheets (Continued):
As at September 30, 2010 and December 31, 2009
 (in thousands of Brazilian Reais)

Equity and liabilities	Note	09/30/2010	12/31/2009

Equity	15
Issued capital		7,613,780	6,832,078
Reserves		(1,554,243)	(1,365,576)
Retained earnings		18,051,560	16,550,948
Equity attributable to equity holders of AmBev		24,111,097	22,017,450
Non-controlling interest		234,125	278,661
		234,125	278,661
Non-current liabilities
Interest-bearing loans and borrowings	16	5,289,913	6,460,173
Employee benefits		731,349	767,905
Deferred tax liabilities		538,983	502,190
Trade and other payables	19	996,491	663,551
Provisions	18	486,212	919,372
		8,042,948	9,313,191
Current liabilities
Bank overdrafts	13	760	18,619
Interest-bearing loans and borrowings	16	1,595,659	801,064
Income tax and social contribution payable		730,299	1,295,953
Trade and other payables	19	8,120,915	6,279,887
Provisions	18	98,482	96,192
		10,546,115	8,491,715

Total liabilities		18,589,063	17,804,906

Total equity and liabilities		42,934,285	40,101,017

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Supplemental information.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Consolidated statements of changes in equity:

The table below presents the changes in the consolidated shareholders’ equity for the nine and three month period ended September 30, 2010 and 2009:

(in thousands of Reais)	Attributable to equity holders of Ambev
	Capital	Share Premium	Treasury shares	Share-based payments	Translation reserves	Cash flow hedge	Actuarial gains/losses	Results on treasury shares	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2010	6,832,078	-	(47,729)	234,086	(856,909)	(13,994)	(616,427)	(112,332)	16,598,677	22,017,450	278,661	22,296,111

Profit	-	-	-	-	-	-	-	-	4,975,599	4,975,599	30,858	5,006,457
Other comprehensive income
Exchange differences on translation of foreign operations (gains/ (losses))	-	-	-	-	(312,095)	-	-	-	-	(312,095)	(48,104)	(360,199)
					-	66,121				66,121	(1,508)	64,613
Cash flow hedges - gains/ (losses)	-	-	-	-			-	-	-
Actuarial gain/losses	-	-	-	-	-	-	(194)	-	-	(194)	-	(194)
Total Comprehensive income	-	-	-	-	(312,095)	66,121	(194)	-	4,975,599	4,729,431	(18,754)	4,710,677
Shares issued	781,702	-	-	-	-	-	-	-	(535,326)	246,376	42,667	289,043
Share Premium	-	8,335	-	-	-	-	-	-	-	8,335	-	8,335
Dividends	-	-	-	-	-	-	-	-	(2,933,103)	(2,988,103)	(71,416)	(3,059,519)
Share-based payments	-	-	-	58,821	-	-	-	-	-	58,821	24	58,845
Treasury shares	-	-	19,123	-	-	-	-	18,952	-	38,075	-	38,075
Other	-	-	-	-	-	-	-	-	714	714	2,943	3,657
At September 30, 2010	7,613,780	8,335	(28,606)	292,907	(1,169,005)	52,127	(616,621)	(93,380)	18,051,560	24,111,097	234,125	24,345,222

(in thousands of Reais)	Attributable to equity holders of Ambev
	Capital	Treasury shares	Share-based payments	Translation reserves	Cash flow hedge	Actuarial gains/losses	Results on treasury shares	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2009	6,601,990	(109,277)	151,731	687,243	105,342	(529,611)	(93,175)	13,973,274	20,787,517	224,060	21,011,577
											-
Profit	-	-	-	-	-	-	-	4,195,165	4,195,165	28,756	4,223,921

Other comprehensive income	-	-	-	(1,585,460)	-	-	-	-	(1,585,460)	(7,213)	(1,592,673)
Exchange differences on translation of foreign operations (gains/ (losses))	-	-	-	-	(176,423)	-	-	-	(176,423)	(220)	(176,643)
Cash flow hedges - gains / (losses)	-	-	-	-	-	(4,424)	-	-	(4,424)	4,209	(215)
Actuarial gain/losses	-	-	-	(1,585,460)	(176,423)	(4,424)	-	4,195,165	2,428,858	25,532	2,454,390
Total Comprehensrue income	230,018	-	-	-	-	-	-	(145,103)	84,985	-	84,985
Shares issued	-	-	-	-	-	-	-	(2,099,593)	(2,099,593)	(26)	(2,099,619)
Dividends	-	-	70,615	-	-	-	-	-	70,615	-	70,615
Share-based payments	-	62,572	(30,736)	-	-	-	(15,035)	-	16,801	(7)	16,794
Treasury shares	-	-	-	-	-	-	-	-	-	(52,819)	(52,819)
Other								50,112	50,112	159	50,271
At September 30, 2009	6,832,078	(46,705)	191,610	(898,217)	(71,081)	(534,035)	(108,210)	15,973,855	21,339,295	196,898	21,536,193

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Consolidated statements of changes in equity (continued):

(in thousands of Reais)	Attributable to equity holders of Ambev
	Capital	Share Premium	Treasury shares	Share-based payments	Translation reserves	Cash flow hedge	Actuarial gains/losses	Results on treasury shares	Retained earnings	Total	Non- controlling interest	Total equity
At April 1, 2010	7,367,404	-	(28,433)	264,958	(853,519)	(37,089)	(616,427)	(92,841)	17,922,014	23,926,067	235,431	24,161,498

Profit	-	-	-	-	-	-	-	-	1,815,162	1,815,162	12,510	1,827,672
Other comprehensive income
Exchange differences on translation of foreign operations (gains/ (losses))	-	-	-	-	(315,486)	-	-	-	-	(315,486)	(23,410)	(338,896)

Cash flow hedges - gains / (losses)	-	-	-	-	-	89,216	-	-	-	89,216	(45)	89,171
Actuarial gain/losses	-	-	-	-	-	-	(194)	-	-	(194)	-	(194)
Total Comprehensive income	-		-	-	(315,486)	89,216	(194)	-	1,815,162	1,588,698	(10,945)	1,577,753
Shares issued	246,376	-	-	-						246,376	912	247,288
Share Premium	-	8,335	-	-	-	-	-	-	-	8,335	-	8,335
Dividends	-	-	-	-	-	-	-	-	(1,680,029)	(1,680,029)	(459)	(1,680,488)
Share-based payments	-	-	-	27,949	-	-	-	-	-	27,949	24	27,973
Treasury shares	-	-	(173)	-	-	-	-	(539)	-	(712)	-	(712)
Other	-	-	-	-	-	-	-	-	(5,586)	(5,586)	9,163	3,577
At September 30, 2010	7,613,780	8,335	(28,606)	292,907	(1,169,005)	52,127	(616,621)	(93,380)	18,051,560	24,111,097	234,125	24,345,222
(in thousands of Reais)	Attributable to equity holders of AmBev
	Capital	Treasury shares	Share-based payments	Translation reserves	Cash flow hedge	Actuarial gains/losses	Results on treasury shares	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2009	6,812,666	(87,772)	190,197	(468,570)	(16,078)	(529,181)	(104,367)	15,718,138	21,515,033	240,651	21,755,684

Profit	-	-	-	-	-	-	-	1,230,941	1,230,941	(11,593)	1,219,348

Other comprehensive income	-	-	-	(429,647)	-	-	-	-	(429,647)	16,410	(413,237)
Exchange differences on translation of foreign operations (gains/ (losses))	-	-	-	-	(55,003)	-	-	-	(55,003)	346	(54,657)
Cash flow hedges - gains / (losses)	-	-	-	-	-	(4,854)	-	-	(4,854)	3,729	(1,125)
Actuarial gain/losses	-	-	-	(429,647)	(55,003)	(4,854)	-	1,230,941	741,437	8,892	750,329
Total Comprehensive income	19,412	-	-	-	-	-	-	(357)	19,055		19,055
Shares issued	-	-	-	-	-	-	-	(1,088,825)	(1,088,825)	17	(1,088,808)
Dividends	-	-	32,149	-	-	-	-	-	32,149	6	32,155
Share-based payments	-	41,067	(30,736)	-	-	-	(3,843)	-	6,488	(7)	6,481
Treasury shares	-	-	-	-	-	-	-	-	-	(52,818)	(52,818)
Other								113,958	113,958	158	114,116
At September 30, 2009	6,832,078	(46,705)	191,610	(898,217)	(71,081)	(534,035)	(108,210)	15,973,855	21,339,295	196,898	21,536,193

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Condensed consolidated interim statement of cash flows:
For the nine and three-month period ended September 30, 2010 and 2009
(In thousands of Brazilian Reais)

	Nine-month period ended:		Three-month period ended:
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Profit	5,006,457	4,223,921	1,827,672	1,219,348
Depreciation, amortization and impairment	1,070,630	1,016,331	357,381	313,863
Impairment losses on receivables and inventories	68,948	62,500	16,069	22,810
Additions/(reversals) in provisions and employee benefits	147,102	91,301	26,729	41,637
Net finance cost	244,013	817,255	(48,111)	243,063
Other non-cash items included in the profit	61,023	(65,003)	2,979	(140,654)
Loss/(gain) on sale of property, plant and equipment and intangible assets	(3,441)	(20,995)	102	(16,343)
Loss/(gain) on assets held for sale	(1,250)	199	(1,250)	(1)
Equity-settled share-based payment expense	81,190	73,169	27,795	16,054
Income tax expense	1,513,984	1,482,197	515,876	592,114
Share of result of associates	(27)	(452)	(74)	(196)
Cash flow from operating activities before changes in working capital and use of provisions	8,188,629	7,680,423	2,725,168	2,291,695
Decrease/(increase) in trade and other receivables	(46,331)	1,062	45,410	(7,209)
Decrease/(increase) in inventories	(284,841)	234,158	(36,822)	224,706
Increase/(decrease) in trade and other payables	(314,737)	(1,151,805)	(159,550)	(6,779)
Cash generated from operations	7,542,720	6,763,838	2,574,206	2,502,413
Interest paid	(417,226)	(894,670)	(187,796)	(324,967)
Interest received	163,045	82,674	46,227	21,247
Income tax paid	(937,818)	(562,378)	(332,454)	(369,277)
Cash flow from operating activities	6,350,721	5,389,464	2,100,183	1,829,416
Proceeds from sale of property, plant and equipment	30,466	75,190	9,295	49,082
Proceeds from sale of intangible assets	-	(108)	-	(1,199)
Repayments of loans granted	1,145	1,047	376	439
Acquisition of subsidiaries, net of cash acquired	-	(62,344)	-	-
Purchase of non-controlling interest	-	(51,564)	-	(46,972)
Acquisition of property, plant and equipment	(1,436,659)	(755,087)	(723,665)	(280,239)
Acquisition of intangible assets	(79,784)	(108,785)	(45,837)	(43,071)
Net proceeds/(acquisition) of debt securities	61,763	(287,119)	20,175	(284,869)
Net proceeds/(acquisition) of other assets	1,689	3,021	1,689	(1,433)
Cash flow from investing activities	(1,421,380)	(1,185,749)	(737,967)	(608,262)
Capital increase	246,376	84,725	246,376	18,795
Capital increase of non-controlling interest	41,755	-	-	-
Share Premium	8,335	-	8,335	-
Proceeds from borrowings	822,768	1,353,738	665,219	211,848
Proceeds/repurchase of treasury shares	14,401	37,981	(617)	15,559
Repayment of borrowings	(1,048,625)	(3,492,397)	(214,771)	(970,998)
Cash net finance costs other than interests	(8,853)	74,889	51,358	(64,509)
Payment of finance lease liabilities	(4,000)	(4,737)	(653)	(194)
Dividends paid	(1,040,220)	(1,247,706)	(16,465)	(776,422)
Cash flow from financing activities	(968,063)	(3,193,507)	738,782	(1,565,921)
Net increase/(decrease) in cash and cash equivalents	3,961,278	1,010,208	2,100,998	(344,767)
Cash and cash equivalents less bank overdrafts at beginning of period	4,024,314	3,280,046	5,914,258	4,245,577
Effect of exchange rate fluctuations	(99,254)	(438,467)	(128,918)	(49,023)
Cash and cash equivalents less bank overdrafts at end of period	7,886,338	3,851,787	7,886,338	3,851,787

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Notes to the condensed consolidated interim financial statements:

(All amounts expressed in thousands of Brazilian Reais, unless otherwise indicated)

1. Corporate information

2. Statement of compliance

3. Summary of significant accounting policies

4. Segment reporting

5. Other operating income/(expenses)

6. Special items

7. Finance cost and income

8. Income taxes and social contribution

9. Property, plant and equipment

10. Goodwill

11. Intangible assets

12. Trade and other receivables

13. Cash and cash equivalents

14. Assets held for sale

15. Changes in equity

16. Interest-bearing loans and borrowings

17. Share-based payments

18. Provisions

19. Trade and other payables

20. Risk arising from financial instruments

21. Contingencies

22. Related parties

23. Reconciliation of parent company’s equity and net income

24. Subsequent events

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - AmBev (referred to as “We”, the “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade, H2OH! and Propel.

The Company has a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”) and Cervecería Paraguaya (“Cervepar”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to AB InBev, it distributes Brahma in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BM&FBovespa. and on the New York Stock Exchange – NYSE, in the form of American Depositary Receipts - ADRs.

The condensed consolidated interim financial statements were approved by the Board of Directors on October 29, 2010.

2. STATEMENT OF COMPLIANCE

The condensed consolidated interim financial statements were prepared in accordance with IAS 34 Interim Information as issued by the International Accounting Standards Board (“IASB”). These statements do not include all the requirements of the annual financial statements and, therefore, should be read together with the Company’s consolidated financial statements prepared in accordance with the International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2009. The Company has not early adopted any international standards that have not yet become effective.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accounting practices adopted in the condensed consolidated interim financial statements are consistent with those used in the Company’s financial statements in accordance with IFRS for the year ended December 31, 2009.

The consolidated interim financial statements are presented in thousands of Brazilian Reais (R$), rounded to the nearest thousand. Depending on the applicable IFRS standard, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g., systematic remeasurement), the cost approach is applied.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed periodically. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies set out below were adopted uniformly for all the periods presented in the condensed consolidated interim financial statements.

b) Condensed Consolidated Interim Financial Statements

Subsidiaries are those companies in which AmBev, directly or indirectly, has an interest of more than half of the voting rights or otherwise has control, directly or indirectly, over the operations so as to obtain benefits from the companies’ activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates are those entities in which the Company has significant influence over the financial and operating policies but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. Associates are accounted for by the equity method of accounting, from the date that significant influence commence.

The financial statements of our subsidiaries, jointly-controlled entities and associates are prepared as at the same base date as the parent company, using consistent accounting policies. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

Jointly-controlled entities are consolidated using the proportional consolidated method. The Company consolidates the net assets and the results of operations of Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”) and two distribution companies in Canada, Brewers Retail Inc and Brewers’ Distributor Ltd., in proportion to its participation in these companies.

The Company also consolidates the financial statements of the Taurus Investment SPC (“Taurus Investment”) fund and Fundo de Investimento Multimercado Crédito Privado Júpiter (“Júpiter”), which are wholly-owned investment funds fully controlled through the Company’s subsidiaries.

Unrealized gains arising from transactions with associates and jointly-controlled entities are eliminated to the extent of AmBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(c) Foreign Currencies

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing on the date of the transactions.  Monetary assets and liabilities denominated in foreign currencies are translated at the rate on the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing on the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Reais (“R$”) at foreign exchange rates ruling on the date the fair value was determined. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

The exchange rates used in preparing the financial statements include:

			Closing rate		Average rate
Currency	Name	Country	09/30/2010	12/31/2009	09/30/2010	09/30/2009

CAD	Canadian Dollar	Canada	1.6430	1.6581	1.7321	1.8145
DOP	Dominican Peso	Dominican Republic	0.0454	0.0485	0.0490	0.0591
USD	US Dollar	Ecuador, Luxembourg and Argentina and Uruguay Malt operations	1.6942	1.7412	1.7946	2.1247
GTQ	Quetzal	Guatemala	0.2084	0.2102	0.2211	0.2644
PEN	Novo Sol	Peru	0.6095	0.6059	0.6292	0.6918
VEF	Bolivar Forte	Venezuela	0.3949	0.8159	0.4183	0.9846
ARS	Argentine Peso	Argentina	0.4278	0.4586	0.4573	0.5833
BOB	Boliviano	Bolivia	0.2396	0.2463	0.2531	0.3004
PYG	Guarani	Paraguay	0.0004	0.0004	0.0004	0.0004
UYU	Uruguayan Peso	Uruguay	0.0834	0.0887	0.0889	0.0909
CLP	Chilean Peso	Chile	0.0035	0.0034	0.0034	0.0037

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(d) Conversion of the financial statements of subsidiaries located abroad

The items included in each subsidiary’s financial statements are measured using the currency of the principal economic environment of the subsidiary (functional currency).

The functional currency of most subsidiaries of the Company located abroad is their respective local currencies, since most of their business transactions are stated in these currencies, while the functional currencies of the Company's subsidiaries in Ecuador and Luxembourg as well as malt operations located in Argentina and Uruguay, is the U.S. dollar - U.S..

Thus, all assets and liabilities of these subsidiaries are translated into reais at the exchange rate prevailing at the balance sheet date. The balances in the statements of income and of cash flows of these subsidiaries are translated at average exchange rates for the period, while the balances of the statements of changes in shareholders' equity are translated at historical exchange rates. The related translation adjustments are recorded directly in equity.

The functional and presentation currency of the financial statements of the Company is the Real

(e) Hyperinflationary Economies

In the case of hyperinflationary economies, the non-monetary items of assets and liabilities and the income statement and equity accounts in local currency are restated for inflation using a general price index. The current price-level financial statements are then converted into the presentation currency at the closing exchange rate.

On November 30, 2009, Venezuela's economy was determined to be highly-inflationary and the financial statements of the Company's subsidiary in that country were price-level restated using the general price index announced by the Central Bank of Venezuela.

The financial statements of this subsidiary were translated into reais at the balance sheet exchange rate.

(f) Recently-issued accounting standards

The following revisions of and amendments to standards were considered by the Company for application in the condensed consolidated interim financial statements as from January1, 2010.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

IFRS 3 (REVISED) BUSINESS COMBINATIONS (2008)
IFRS 3 (Revised) incorporates the following changes that are likely to be relevant to AmBev operations in the case of new acquisitions:

-The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations;
-Contingent consideration should be measured at fair value, with subsequent changes therein recognized in profit or loss;
-Transaction costs related to the acquisition, other than share and debt issue costs, will be expensed as incurred;
-Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss;
-Any non-controlling (minority) interest will be measured at either fair value, or at its proportional interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

IAS 27 (AMENDED) CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (2008)
IAS 27 Amended requires accounting for changes in ownership interests in a subsidiary, while control exists, to be recognized as an equity transaction.  When control of a subsidiary is lost, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss.

IFRIC 17 DISTRIBUTIONS OF NON-CASH ASSETS TO OWNERS

IFRIC 17 addresses the treatment of distributions in kind to shareholders.  A liability has to be recognized when the dividend has been appropriately authorized and is no longer at the discretion of the entity, to be measured at the fair value of the non-cash assets to be distributed.  Outside the scope of IFRIC 17 are distributions in which the assets being distributed are ultimately controlled by the same party or parties before and after the distribution (common control transactions). IFRS 5 was also changed to require that the assets be classified as held for distribution only when they are available for distribution in their present state and distribution is highly probable.

IFRIC 18 TRANSFERS OF ASSETS FROM CUSTOMERS
IFRIC 18 addresses the accounting for property, plant and equipment received from customers or cash received and used to construct specific assets. This interpretation is only applicable to assets used to connect the customer to a network or provide continuous access to goods and/or services.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement Eligible Hedged Items

This amendment to IAS 39 provides additional guidance concerning specific positions that qualify for hedging (“eligible hedged items”).

AMENDMENT TO IAS 32 FINANCIAL INSTRUMENTS: PRESENTATION – CLASSIFICATION OF RIGHTS ISSUES
This amendment to IAS 32 allows rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

IFRIC 19 EXTINGUISHING FINANCIAL LIABILITIES WITH EQUITY INSTRUMENTS
IFRIC 19 provides guidance on the accounting for debt for equity swaps.

IAS 24 (REVISED) RELATED PARTY DISCLOSURES (2009)
IAS 24 (Revised) changes the definition of a related party and modifies certain related party disclosure requirements for related government entities.

AMENDMENTS TO IFRIC 14 AND IAS 19 LIMIT ON A DEFINED BENEFIT ASSET, MINIMUM FUNDING REQUIREMENTS AND THEIR INTERACTION
Amendments to IFRIC 14 and IAS 19 removes unintended consequences arising from the treatment of prepayments where there is a minimum funding requirement.
These amendments result in prepayments of contributions in certain circumstances being recognized as an asset rather than an expense.

Based on its review of the above rules, applicable as from January 1, 2010, management did not identify any potentially significant impacts on the condensed consolidated interim financial statements of the Company as at September 30, 2010.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

4. SEGMENT REPORTING
The information presented is for the nine month period ended September 30,2010, except for Statement of financial position comparatives at December 31, 2009.

(a) Geographical segments – Period ended:

	Latin America – north (i)		Latin America – south(ii)		Canada		Consolidated
(in thousands of Brazilian Reais)	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009

Net sales	12,309,799	10,516,793	2,620,216	2,765,405	2,847,951	3,133,212	17,777,966	16,415,410
Cost of sales	(4,037,876)	(3,314,837)	(1,051,854)	(1,111,204)	(906,896)	(1,054,317)	(5,996,626)	(5,480,358)
Gross profit	8,271,923	7,201,956	1,568,362	1,654,201	1,941,055	2,078,895	11,781,340	10,935,052
Sales and marketing expenses	(3,012,855)	(2,568,102)	(511,460)	(518,472)	(843,742)	(871,593)	(4,368,057)	(3,958,167)
Administrative expenses	(724,716)	(777,827)	(100,366)	(114,868)	(111,208)	(138,926)	(936,290)	(1,031,621)
Other operating income/(expenses)	380,176	383,132	(9,598)	(9,183)	1,153	3,625	371,731	377,574
Special items	(2,825)	220,703	(11,518)	(14,204)	(69,954)	(6,416)	(84,297)	200,083
Profit from operations	4,911,703	4,459,862	935,420	997,474	917,304	1,065,585	6,764,427	6,522,921
Net finance cost	(146,369)	(599,051)	(49,030)	(157,800)	(48,614)	(60,404)	(244,013)	(817,255)
Share of results of associates	-	-	(41)	-	68	452	27	452
Profit before tax	4,765,334	3,860,811	886,349	839,674	868,758	1,005,633	6,520,441	5,706,118
Income tax expense	(977,682)	(873,686)	(270,275)	(229,908)	(266,027)	(378,603)	(1,513,984)	(1,482,197)
Profit	3,787,652	2,987,125	616,074	609,766	602,731	627,030	5,006,457	4,223,921

Attributable to:
Share holders of AmBev	3,814,565	3,012,516	558,303	555,619	602,731	627,030	4,975,599	4,195,165
Non-controlling interest	(26,913)	(25,391)	57,771	54,147	-	-	30,858	28,756

Segment assets	11,443,842	11,763,695	4,786,476	5,398,030	17,061,127	16,348,470	33,291,445	33,510,195
Intersegment elimination	-	-	-	-	-	-	(451,464)	(679,121)
Non-segmented assets	-	-	-	-	-	-	10,094,304	6,590,822
Total assets	-	-	-	-	-	-	42,934,285	40,101,017

Segment liabilities	8,611,394	6,659,485	870,279	1,366,059	1,400,608	1,376,865	10,882,281	9,402,409
Intersegment elimination	-	-	-	-	-	-	(451,464)	(679,121)
Non-segmented liabilities	-	-	-	-	-	-	32,503,468	30,698,608
Total liabilities	-	-	-	-	-	-	42,934,285	40,101,017

CAPEX	1,303,862	566,185	172,247	207,344	71,697	90,971	1,547,806	864,500
Impairment losses/ (reversals)	81,097	71,829	-	-	43,481	-	124,578	71,829
Depreciation and amortization	600,526	570,747	209,324	226,591	136,204	147,802	946,054	945,140
Additions to/ (reversals of) provisions	30,979	38,901	3,211	3,964	23,223	4,275	57,413	47,140
Full time employees	31,510	27,665	8,031	6,884	3,094	4,937	42,635	39,486

(i) Latin America – north: includes operations in Brazil and Hila-ex: Ecuador, Guatemala, Dominican Republic, Peru and Venezuela
(ii) Latin America – south: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(b) Business segments – Nine-month period ended:

	Latin America - North
	09/30/2010			09/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	10,099,121	2,210,678	12,309,799	8,513,157	2,003,636	10,516,793
Cost of sales	(2,993,160)	(1,044,716)	(4,037,876)	(2,489,877)	(824,960)	(3,314,837)
Gross profit	7,105,961	1,165,962	8,271,923	6,023,280	1,178,676	7,201,956
Sales and marketing expenses	(2,553,443)	(459,412)	(3,012,855)	(2,129,210)	(438,892)	(2,568,102)
Administrative expenses	(638,231)	(86,485)	(724,716)	(671,601)	(106,226)	(777,827)
Other operating income/(expenses)	303,264	76,912	380,176	294,576	88,556	383,132
Special items	(2,804)	(21)	(2,825)	159,318	61,385	220,703
Profit from operations	4,214,747	696,956	4,911,703	3,676,363	783,499	4,459,862
Net finance cost	(146,369)	-	(146,369)	(599,051)	-	(599,051)
Share of results of associates	-	-	-	-	-	-

Profit before tax	4,068,378	696,956	4,765,334	3,077,312	783,499	3,860,811

Income tax expense	(977,682)	-	(977,682)	(873,686)	-	(873,686)
Profit	3,090,696	696,956	3,787,652	2,203,626	783,499	2,987,125

Attributable to:
Share holders of AmBev	3,111,341	703,224	3,814,565	2,226,179	786,337	3,012,516
Non-controlling interest	(20,645)	(6,268)	(26,913)	(22,553)	(2,838)	(25,391)

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Brazil
	09/30/2010			09/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	9,868,716	2,002,805	11,871,521	8,205,860	1,767,033	9,972,893
Cost of sales	(2,851,419)	(895,807)	(3,747,226)	(2,293,350)	(686,124)	(2,979,474)
Gross profit	7,017,297	1,106,998	8,124,295	5,912,510	1,080,909	6,993,419
Sales and marketing expenses	(2,413,875)	(380,315)	(2,794,190)	(1,959,434)	(350,169)	(2,309,603)
Administrative expenses	(609,817)	(61,723)	(671,540)	(623,403)	(75,403)	(698,806)
Other operating income/(expenses)	301,651	76,263	377,914	271,066	84,966	356,032
Special items	(2,804)	(21)	(2,825)	166,940	61,951	228,891
Profit from operations	4,292,452	741,202	5,033,654	3,767,679	802,254	4,569,933
Net finance cost	(119,853)	-	(119,853)	(626,227)	-	(626,227)
Share of results of associates	-	-	-	-	-	-

Profit before tax	4,172,599	741,202	4,913,801	3,141,452	802,254	3,943,706

Income tax expense	(984,150)	-	(984,150)	(871,951)	-	(871,951)
Profit	3,188,449	741,202	3,929,651	2,269,501	802,254	3,071,755

Attributable to:
Share holders of AmBev	3,187,709	741,202	3,928,911	2,230,851	802,254	3,033,105
Non-controlling interest	740	-	740	38,650	-	38,650

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	HILA-Ex
	09/30/2010			09/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	230,405	207,873	438,278	307,297	236,603	543,900
Cost of sales	(141,741)	(148,909)	(290,650)	(196,527)	(138,836)	(335,363)
Gross profit	88,664	58,964	147,628	110,770	97,767	208,537
Sales and marketing expenses	(139,568)	(79,097)	(218,665)	(169,776)	(88,723)	(258,499)
Administrative expenses	(28,414)	(24,762)	(53,176)	(48,198)	(30,823)	(79,021)
Other operating income/(expenses)	1,613	649	2,262	23,510	3,590	27,100
Special items	-	-	-	(7,622)	(566)	(8,188)
Profit from operations	(77,705)	(44,246)	(121,951)	(91,316)	(18,755)	(110,071)
Net finance cost	(26,516)	-	(26,516)	27,176	-	27,176
Share of results of associates	-	-	-	-	-	-

Profit before tax	(104,221)	(44,246)	(148,467)	(64,140)	(18,755)	(82,895)

Income tax expense	6,468	-	6,468	(1,735)	-	(1,735)
Profit	(97,753)	(44,246)	(141,999)	(65,875)	(18,755)	(84,630)

Attributable to:
Share holders of AmBev	(76,368)	(37,978)	(114,346)	(4,672)	(15,917)	(20,589)
Non-controlling interest	(21,385)	(6,268)	(27,653)	(61,203)	(2,838)	(64,041)

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Latin America - south
	09/30/2010			09/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	1,921,681	698,535	2,620,216	1,999,795	765,610	2,765,405
Cost of sales	(614,864)	(436,990)	(1,051,854)	(654,472)	(456,732)	(1,111,204)
Gross profit	1,306,817	261,545	1,568,362	1,345,323	308,878	1,654,201
Sales and marketing expenses	(340,057)	(171,403)	(511,460)	(343,148)	(175,324)	(518,472)
Administrative expenses	(92,059)	(8,307)	(100,366)	(109,817)	(5,051)	(114,868)
Other operating income/(expenses)	(8,938)	(660)	(9,598)	(9,198)	15	(9,183)
Special items	(11,518)	-	(11,518)	(13,967)	(237)	(14,204)
Profit from operations	854,245	81,175	935,420	869,193	128,281	997,474
Net finance cost	(48,850)	(180)	(49,030)	(157,502)	(298)	(157,800)
Share of results of associates	(41)	-	(41)	-	-	-

Profit before tax	805,354	80,995	886,349	711,691	127,983	839,674

Income tax expense	(270,275)	-	(270,275)	(228,959)	(949)	(229,908)
Profit	535,079	80,995	616,074	482,732	127,034	609,766

Attributable to:
Share holders of AmBev	477,447	80,856	558,303	428,804	126,809	555,619
Non-controlling interest	57,632	139	57,771	53,928	225	54,147

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Canada
	09/30/2010		09/30/2009
(in thousands of Brazilian Reais)	Beer	Total	Beer	Total
Net sales	2,847,951	2,847,951	3,133,212	3,133,212
Cost of sales	(906,896)	(906,896)	(1,054,317)	(1,054,317)
Gross profit	1,941,055	1,941,055	2,078,895	2,078,895
Sales and marketing expenses	(843,742)	(843,742)	(871,593)	(871,593)
Administrative expenses	(111,208)	(111,208)	(138,926)	(138,926)
Other operating income/(expenses)	1,153	1,153	3,625	3,625
Special items	(69,954)	(69,954)	(6,416)	(6,416)
Profit from operations	917,304	917,304	1,065,585	1,065,585
Net finance cost	(48,614)	(48,614)	(60,404)	(60,404)
Share of results of associates	68	68	452	452

Profit before tax	868,758	868,758	1,005,633	1,005,633

Income tax expense	(266,027)	(266,027)	(378,603)	(378,603)
Profit	602,731	602,731	627,030	627,030

Attributable to:
Share holders of AmBev	602,731	602,731	627,030	627,030
Non-controlling interest	-	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(c) Geographical segments – Three-month period ended:

	Latin America – north (i)		Latin America – south(ii)		Canada		Consolidated
(in thousands of Brazilian Reais)	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009	09/30/2010	09/30/2009

Net sales	4,110,485	3,517,293	852,243	779,169	1,015,443	1,115,131	5,978,171	5,411,593
Cost of sales	(1,388,943)	(1,155,419)	(355,488)	(322,547)	(314,150)	(380,872)	(2,058,581)	(1,858,838)
Gross profit	2,721,542	2,361,874	496,755	456,622	701,293	734,259	3,919,590	3,552,755
Sales and marketing expenses	(1,024,580)	(852,950)	(175,067)	(175,366)	(282,855)	(318,485)	(1,482,502)	(1,346,801)
Administrative expenses	(232,092)	(252,753)	(38,737)	(30,294)	(28,883)	(40,906)	(299,712)	(323,953)
Other operating income/(expenses)	165,591	181,454	(4,959)	(7,690)	9	110	160,641	173,874
Special items	(10)	(1,668)	(1,201)	(21)	(1,443)	143	(2,654)	(1,546)
Profit from operations	1,630,451	1,435,957	276,791	243,251	388,121	375,121	2,295,363	2,054,329
Net finance cost	61,672	(141,149)	2,416	(83,032)	(15,977)	(18,882)	48,111	(243,063)
Share of results of associates	-	-	17	-	57	196	74	196
Profit before tax	1,692,123	1,294,808	279,224	160,219	372,201	356,435	2,343,548	1,811,462
Income tax expense	(320,024)	(382,819)	(81,817)	(45,645)	(114,035)	(163,650)	(515,876)	(592,114)
Profit	1,372,099	911,989	197,407	114,574	258,166	192,785	1,827,672	1,219,348

Attributable to:
Share holders of AmBev	1,380,477	937,380	176,519	100,776	258,166	192,785	1,815,162	1,230,941
Non-controlling interest	(8,378)	(25,391)	20,888	13,798	-	-	12,510	(11,593)

CAPEX	664,715	243,207	99,252	64,201	23,917	16,275	787,884	323,683
Impairment losses/ (reversals)	27,743	20,174	-	-	8,917	-	36,660	20,174
Depreciation and amortization	202,990	185,263	71,391	68,767	46,345	43,683	320,726	297,713
Additions to/ (reversals of) provisions	(61,696)	11,686	617	382	1,834	(79)	(59,245)	11,989
Full time employees	31,510	27,665	8,031	6,884	3,094	4,937	42,635	39,486

(i) Latin America – north: includes operations in Brazil and Hila-ex: Ecuador, Guatemala, Dominican Republic, Peru and Venezuela
(ii) Latin America – south: includes operations in Argentina, Bolivia, Chile,  Paraguay and Uruguay.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(d) Business segments – Three-month period ended:

	Latin America - North
	09/30/2010			09/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	3,368,703	741,782	4,110,485	2,856,317	660,976	3,517,293
Cost of sales	(1,041,468)	(347,475)	(1,388,943)	(878,822)	(276,597)	(1,155,419)
Gross profit	2,327,235	394,307	2,721,542	1,977,495	384,379	2,361,874
Sales and marketing expenses	(866,033)	(158,547)	(1,024,580)	(708,779)	(144,171)	(852,950)
Administrative expenses	(208,056)	(24,036)	(232,092)	(222,242)	(30,511)	(252,753)
Other operating income/(expenses)	130,836	34,755	165,591	145,128	36,326	181,454
Special items	(8)	(2)	(10)	(1,034)	(634)	(1,668)
Profit from operations	1,383,974	246,477	1,630,451	1,190,568	245,389	1,435,957
Net finance cost	61,672	-	61,672	(141,149)	-	(141,149)
Share of results of associates	-	-	-	-	-	-

Profit before tax	1,445,646	246,477	1,692,123	1,049,419	245,389	1,294,808

Income tax expense	(320,024)	-	(320,024)	(382,819)	-	(382,819)
Profit	1,125,622	246,477	1,372,099	666,600	245,389	911,989

Attributable to:
Share holders of AmBev	1,132,035	248,442	1,380,477	689,153	248,227	937,380
Non-controlling interest	(6,413)	(1,965)	(8,378)	(22,553)	(2,838)	(25,391)

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Brazil
	09/30/2010			09/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	3,289,900	675,482	3,965,382	2,752,740	589,001	3,341,741
Cost of sales	(988,859)	(299,184)	(1,288,043)	(813,861)	(235,506)	(1,049,367)
Gross profit	2,301,041	376,298	2,677,339	1,938,879	353,495	2,292,374
Sales and marketing expenses	(821,978)	(131,791)	(953,769)	(657,508)	(115,883)	(773,391)
Administrative expenses	(199,416)	(17,691)	(217,107)	(207,509)	(22,031)	(229,540)
Other operating income/(expenses)	129,753	34,470	164,223	121,893	33,180	155,073
Special items	(8)	(2)	(10)	(1,047)	(633)	(1,680)
Profit from operations	1,409,392	261,284	1,670,676	1,194,708	248,128	1,442,836
Net finance cost	65,758	-	65,758	(161,456)	-	(161,456)
Share of results of associates	-	-	-	-	-	-

Profit before tax	1,475,150	261,284	1,736,434	1,033,252	248,128	1,281,380

Income tax expense	(319,574)	-	(319,574)	(382,236)	-	(382,236)
Profit	1,155,576	261,284	1,416,860	651,016	248,128	899,144

Attributable to:
Share holders of AmBev	1,155,208	261,284	1,416,492	612,366	248,128	860,494
Non-controlling interest	368	-	368	38,650	-	38,650

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	HILA-Ex
	09/30/2010			09/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	78,803	66,300	145,103	103,577	71,975	175,552
Cost of sales	(52,609)	(48,291)	(100,900)	(64,961)	(41,091)	(106,052)
Gross profit	26,194	18,009	44,203	38,616	30,884	69,500
Sales and marketing expenses	(44,055)	(26,756)	(70,811)	(51,271)	(28,288)	(79,559)
Administrative expenses	(8,640)	(6,345)	(14,985)	(14,733)	(8,480)	(23,213)
Other operating income/(expenses)	1,083	285	1,368	23,235	3,146	26,381
Special items	-	-	-	13	(1)	12
Profit from operations	(25,418)	(14,807)	(40,225)	(4,140)	(2,739)	(6,879)
Net finance cost	(4,086)	-	(4,086)	20,307	-	20,307
Share of results of associates	-	-	-	-	-	-

Profit before tax	(29,504)	(14,807)	(44,311)	16,167	(2,739)	13,428

Income tax expense	(450)	-	(450)	(583)	-	(583)
Profit	(29,954)	(14,807)	(44,761)	15,584	(2,739)	12,845

Attributable to:
Share holders of AmBev	(23,173)	(12,842)	(36,015)	76,787	99	76,886
Non-controlling interest	(6,781)	(1,965)	(8,746)	(61,203)	(2,838)	(64,041)

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Latin America - south
	09/30/2010			09/30/2009
(in thousands of Brazilian Reais)	Beer	Soft drink	Total	Beer	Soft drink	Total
Net sales	622,639	229,604	852,243	564,177	214,992	779,169
Cost of sales	(208,536)	(146,952)	(355,488)	(199,554)	(122,993)	(322,547)
Gross profit	414,103	82,652	496,755	364,623	91,999	456,622
Sales and marketing expenses	(117,143)	(57,924)	(175,067)	(116,025)	(59,341)	(175,366)
Administrative expenses	(36,104)	(2,633)	(38,737)	(29,103)	(1,191)	(30,294)
Other operating income/(expenses)	(3,890)	(1,069)	(4,959)	(8,231)	541	(7,690)
Special items	(1,201)	-	(1,201)	(40)	19	(21)
Profit from operations	255,765	21,026	276,791	211,224	32,027	243,251
Net finance cost	2,640	(224)	2,416	(82,990)	(42)	(83,032)
Share of results of associates	17	-	17	-	-	-

Profit before tax	258,422	20,802	279,224	128,234	31,985	160,219

Income tax expense	(81,817)	-	(81,817)	(45,291)	(354)	(45,645)
Profit	176,605	20,802	197,407	82,943	31,631	114,574

Attributable to:
Share holders of AmBev	155,746	20,773	176,519	69,201	31,569	100,776
Non-controlling interest	20,859	29	20,888	13,742	62	13,798

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

	Canada
	09/30/2010		09/30/2009
(in thousands of Brazilian Reais)	Beer	Total	Beer	Total
Net sales	1,015,443	1,015,443	1,115,131	1,115,131
Cost of sales	(314,150)	(314,150)	(380,872)	(380,872)
Gross profit	701,293	701,293	734,259	734,259
Sales and marketing expenses	(282,855)	(282,855)	(318,485)	(318,485)
Administrative expenses	(28,883)	(28,883)	(40,906)	(40,906)
Other operating income/(expenses)	9	9	110	110
Special items	(1,443)	(1,443)	143	143
Profit from operations	388,121	388,121	375,121	375,121
Net finance cost	(15,977)	(15,977)	(18,882)	(18,882)
Share of results of associates	57	57	196	196

Profit before tax	372,201	372,201	356,435	356,435

Income tax expense	(114,035)	(114,035)	(163,650)	(163,650)
Profit	258,166	258,166	192,785	192,785

Attributable to:
Share holders of AmBev	258,166	258,166	192,785	192,785
Non-controlling interest	-	-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

5. OTHER OPERATING INCOME/(EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Government grants	283,970	189,743	112,242	78,650
Taxes recoverable	40,756	81,541	31,700	18,167
(Additions to)/reversal of provisions	(10,268)	5,610	(1,179)	12,474
Gains on disposal of property, plant and equipment and intangible assets, net	4,691	20,794	1,148	16,342
Rental income	2,627	6,012	817	2,322
Other operating income/(expenses)	49,955	73,874	15,913	45,919
	371,731	377,574	160,641	173,874

Government grants are related to ICMS tax incentives provided by some states in Brazil.

6. SPECIAL ITEMS

IAS 1 Presentation of financial statements requires that material income and expense are disclosed separately.  Special items are items that, based on management’s judgement, need to be disclosed separately by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

Special items are detailed as follow:

	Nine-month period ended:		Three-month period ended:
	09/30/2010	09/30/2009(1)	09/30/2010	09/30/2009(1)
Restructuring	(34,877)	(39,357)	(3,027)	(1,546)
Labatt brands indemnity	-	239,440	-	-
Labatt Hamilton Brewery closure expenses	(46,731)	-	375	-
Others	(2,689)	-	(2)	-

Special items	(84,297)	200,083	(2,654)	(1,546)

(1) Presented as non-recurring items in the September 30, 2009 financial statements

Restructuring expenses in 2010 and 2009, of R$(34,877) and R$(39,357) respectively, are related to the realignment of structures and processes in all geographic segments.

In the first quarter of 2010, the closure of Labatt´s Hamilton Brewery was initiated and concluded on April 16, 2010. The closure generated a charge of R$(46,731), recognized in the results of operations in the period, of which R$(12,404) are related to expenses of closure and R$(34,327) to impairment losses.

On March 13, 2009, the Company announced that, following the approval of the United States Department of Justice, it concluded the operation announced on February 23,2009, whereby a subsidiary of KPS Capital Partners, LP became an exclusive and perpetual licensee of the beers of the Labatt family (which include mainly the Labatt Blue and Labatt Blue Light brands) for the United States. The Company recorded a gain of R$239,440 from this licensing of the Labatt brands.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

7. FINANCE COST AND INCOME

Recognized in the income statement in the year

Finance income

	Nine-month period ended:		Three-month period ended:
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Interest income	308,430	123,913	136,647	53,117
Gains on derivatives	106,198	63,815	99,216	-
Exchange gains – others	131	57,218	131	-
Price-level restatement gains/losses (i)	12,709	-	3,645	-
Other financial income	11,057	31,092	3,746	2,697
	438,525	276,038	243,385	55,814

(i) Inflation in Venezuela has been high for several years and considering the accumulated inflation over the past three years, based on November 30, 2009, it exceeded 100%. Thus, Venezuela is considered a hyperinflationary economy and, therefore,  IAS 29 " Financial Reporting in Hyperinflationary Economies" was applied in the financial statements as of  December 31, 2009 with prospective effect from this date.

Interest income arose from the following financial assets:

	Nine-month period ended:		Three-month period ended:
Interest Income	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Cash and cash equivalents	268,553	94,911	127,891	31,883
Investment securities held for trading	39,877	29,002	8,756	21,234
	308,430	123,913	136,647	53,117

Finance costs

	Nine-month period ended:		Three-month period ended:
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Interest expense	(488,877)	(666,371)	(172,581)	(178,362)
Losses on derivatives	(65,103)	(181,068)	(3,854)	(36,969)
Interest on contingencies	(29,058)	(9,061)	(11,163)	(1,487)
Exchange variation - others (i)	6,493	(23,785)	30,754	(23,785)
Exchange variation – Dividends	(5,456)	(78,590)	(6,541)	(19,148)
Tax on financial transactions	(28,125)	(34,804)	(7,794)	(10,368)
Other financial costs, including bank fees	(72,412)	(99,614)	(24,095)	(28,758)
	(682,538)	(1,093,293)	(195,274)	(298,877)

(i) On January 8, 2010, the Venezuela Government announced a devaluation of 100% in exchange rate of the Bolivar (Venezuelan currency), which increased from  2.15 Bolivars per U.S. dollar to 4.30. As a result of this devaluation, the Company recognized an exchange variation expense of R$(2,799) in its operations in Venezuela during the nine-month period.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Interest expenses are presented net of the effect of interest rate derivative instruments hedging AmBev’s interest rate risk – see also Note 20, Risks arising from financial instruments. As required by IFRS 7 Financial instruments: disclosures, the interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are disclosed as follows:

	Nine-month period ended:		Three-month period ended:
Interest expenses	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Financial liabilities measured at amortized cost	(167,091)	(345,117)	(56,253)	(74,079)
Hedged items	(174,105)	(459,300)	(48,100)	(206,522)
Hedging instruments	(105,859)	195,423	(55,031)	120,491
Cash flow hedge – Hedged items	(87,593)	(105,173)	(27,909)	(31,705)
Cash flow hedge - (Hedging instruments – reclassified from shareholders’ equity)	45,771	47,796	14,712	13,453
	(488,877)	(666,371)	(172,581)	(178,362)

8. INCOME TAX AND SOCIAL CONTRIBUTION

Income tax and social contribution recognized in the results of operations were as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Income tax expense
Current	(977,166)	(787,264)	(140,119)	(124,389)
	(977,166)	(787,264)	(140,119)	(124,389)

Deferred tax expense
Temporary differences – prior periods	(12,355)	-	(11,455)	-
Temporary differences - current period	(415,866)	(391,691)	(65,139)	(356,597)
Tax loss carryforwards in the current period	(131,343)	(304,852)	(1,804)	(111,692)
Constitution of tax loss carryforwards offset in current period	1,430	1,610	(9,162)	564
Tax loss carryforwards	8,961	-	348	-
	(536,818)	(694,933)	(375,757)	(467,725)
Total income tax expense in the income statement	(1,513,984)	(1,482,197)	(515,876)	(592,114)

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

The reconciliation of the effective tax rate with the weighted nominal tax rate can be summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Profit before tax	6,520,441	5,706,118	2,343,548	1,811,462
Adjustment on taxable basis
Non-taxable net financial and other income	(380,646)	(527,284)	(137,583)	(75,789)
Non-taxable intercompany dividends	-	(583)	-	(1)
Government grants related to sales taxes	(260,027)	(169,640)	(88,300)	(58,547)
Hedge results	5,268	214,051	303	9,731
Expenses not deductible for tax purposes	148,098	231,469	54,952	65,610
	6,033,134	5,454,131	2,172,920	1,752,466
Aggregated weighted nominal tax rate	32.81%	32.39%	32.72%	32.30%
Taxes – nominal rate	(1,979,471)	(1,766,593)	(710,979)	(566,047)
Adjustment on tax expense
Government grants - income taxes	127,606	137,796	36,556	27,086
Deductible interest attributed to shareholders	299,575	258,914	95,474	85,763
Tax savings from goodwill amortization on tax books	95,717	110,106	31,476	33,999
Withholding tax	(87,185)	(109,233)	(29,632)	(91,949)
Non-deductible losses in operations abroad	(25,138)	-	(10,514)	-
Other tax adjustments	54,912	(113,187)	71,743	(80,966)
Income tax and social contribution expense	(1,513,984)	(1,482,197)	(515,876)	(592,114)
Effective tax rate	23.22%	25.98%	22.01%	32.69%

The change in the effective tax rate for the period was affected primarily by: (a) increase in profit before income tax and social contribution in 2010, (b) decrease in non-taxable income, mainly because of the indemnity received in 2009 related to the perpetual license for Labatt’s brands in the United States, which was only partially taxable, (c) decrease on non-deductible expenses, mainly related to reduction hedge operations in results in the period, and (d) contingency reversal related to income tax.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT

	09/30/2010					12/31/2009
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	3,152,182	10,081,411	2,020,653	612,086	15,866,331	16,043,073
Effect of movements in foreign exchange	(114,528)	(509,867)	(55,353)	(11,808)	(691,556)	(1,687,726)
Acquisition through business combinations	-	-	-	-	-	17,025
Acquisitions	1,836	80,066	20,811	1,365,317	1,468,030	1,307,122
Disposals	(4,242)	(55,894)	(102,058)	-	(162,194)	(245,168)
Transfer to other asset categories	8,857	145,259	360,136	(737,338)	(223,086)	(216,973)
Other (i)	17,365	85,627	6,249	933	110,174	648,978
Balance as at September 30, 2010	3,061,470	9,826,602	2,250,438	1,229,190	16,367,699	15,866,331

Depreciation and Impairment
Balance at end of previous year	(1,380,603)	(6,597,237)	(1,293,419)	-	(9,271,259)	(8,738,473)
Effect of movements in foreign exchange	60,644	393,614	29,379	-	483,637	767,773
Depreciation	(76,602)	(581,917)	(178,190)	-	(836,709)	(1,108,984)
Impairment losses(ii)	-	(115,231)	(9,341)	-	(124,572)	(100,888)
Disposals	1,563	31,418	102,188	-	135,169	184,218
Transfer to other asset categories	10,727	379,689	(185,465)	-	204,951	200,726
Other (i)	(12,762)	(55,139)	(936)	-	(68,837)	(475,631)
Balance as at September 30, 2010	(1,397,033)	(6,544,803)	(1,535,784)	-	(9,477,620)	(9,271,259)
Carrying amount:
December 31, 2009	1,771,579	3,484,174	727,234	612,086	6,595,072	6,595,072
September 30, 2010	1,664,437	3,281,799	714,654	1,229,190	6,890,079

(i)Includes price-level restatement from the application of IAS 29 in our operations in Venezuela, in the net amount of R$ R$20,694 (R$123,782 - December 31, 2009), of which R$99,969 (R$551,264 - December 31, 2009), correspond to the acquisition cost and R$(79,275) and (R$(427,483) - December 31, 2009) to depreciation, respectively.

(ii) R$34,327 relates to impairment losses of the Labatt Hamilton Brewery( see Note 6 Special Items) and the balance primarily to losses on returnable packaging.

The principal acquisitions in the period of 2010 refer to modernization, reform, and extension of production lines in order to increase installed capacity.

The Company leases plant and equipment and fixture and fittings, which were recorded as finance lease. The carrying amount of the leased assets was R$30,233 on September 30, 2010 and R$21,225 on December 31, 2009.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

10. GOODWILL

	09/30/2010	12/31/2009
Balance at end of previous year	17,527,471	17,912,429
Effect of movements in foreign exchange	(82,035)	(535,848)
Acquisitions through business combinations and of Non-controlling interests	-	150,890
Balance as at September 30, 2010	17,445,436	17,527,471

AmBev’s annual goodwill impairment testing is performed during the fourth quarter of the year.

11. INTANGIBLE ASSETS

	09/30/2010					12/31/2009
Acquisition cost	Brands	Distribution contracts (i)	Software(i)	Others(i)	Total	Total
Balance at end of previous year	1,465,307	1,239,119	354,439	169,282	3,228,147	3,665,287
Effect of movements in foreign exchange	(78,367)	-	(4,224)	(11,933)	(94,524)	(602,869)

Acquisitions	186	79,371	227	-	79,784	132,620
Acquisition through business combination	-	(2,949)	-	-	(2,949)	25,520

Transfers from other assets categories	-	-	-	-	-	7,589

Balance as at September 30, 2010	1,387,126	1,312,078	371,959	183,845	3,255,008	3,228,147

Amortization and Impairment losses
Balance at end of previous year	-	(976,603)	(258,349)	(60,578)	(1,295,530)	(1,172,389)
Effect of movements in foreign exchange	-	-	2,664	6,346	9,010	34,810

Amortization	-	(67,479)	(29,389)	(14,324)	(111,192)	(166,614)

Transfers from other assets categories	-	2,949	-	-	2,949	8,663

Balance as at September 30, 2010	-	155	(82)	(26,496)	(26,423)	(1,295,530)
	-	(1,040,978)	(285,156)	(95,052)	(1,421,186)
Carrying amount:
December 31, 2009	1,465,307	262,516	96,090	108,704	1,932,617	1,932,617
September 30, 2010	1,387,126	271,100	86,803	88,793	1,833,822

(1) The useful life of intangible assets with defined useful lives is 5 (five) years. The annual amortization is calculated using a 20 rate, and recognized in the income statement on the straight-line basis.

AmBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands are expected to generate positive cash flows for as long as the Company owns the brands. The brands are considered to have indefinite useful lives.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Intangible assets with indefinite useful lives are tested for impairment purposes in the fourth quarter of the year.

The distribution assets were acquired from former resellers when the Company´s products started to be distributed directly and correspond, substantially, to the rights arising from agreements with points of sale and also to their master data, including financial history and purchase profile.

12. TRADE AND OTHER RECEIVABLES

Non-current trade and other receivables

	09/30/2010	12/31/2009
Trade receivables	1,681	18,221
Deposits and guarantees	536,773	497,834
Tax credits	1,019,578	1,282,828
Taxes recoverable	322,052	225,737
Other receivables	80,018	64,665
	1,960,102	2,089,285

Current trade and other receivables

	09/30/2010	12/31/2009
Trade receivables	1,508,872	1,771,277
Interest receivable	191,587	52,531
Indirect taxes recoverable	362,274	317,295
Derivative financial instruments with positive fair value	912,937	975,573
Prepaid marketing expenses	311,333	365,906
Other receivables	182,531	169,913
	3,469,534	3,652,495

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS
13. CASH AND CASH EQUIVALENTS

	09/30/2010	12/31/2009
Short term bank deposits	7,354,818	3,469,201
Current bank accounts	516,954	567,406
Cash	15,326	6,326
Cash and cash equivalents	7,887,098	4,042,933

Bank overdrafts	(760)	(18,619)

14. ASSETS HELD FOR SALE

	09/30/2010	12/31/2009
Assets held for sale	60,182	60,182
	60,182	60,182

The assets held for sale of R$60,182 refer to land and buildings, mainly in Brazil. The Company´s management uses all available means to realize these assets. The Company is committed to sell these assets that are not currently used in its operations.

15.  CHANGES IN EQUITY

(a) Capital stock

			09/30/2010	12/31/2009
Outstanding shares (in thousands of shares)	Preferred	Common	Total	Total
At the end of the previous year	270,393	346,595	616,988	614,936
Changes during the period	1,701	2,183	3,884	2,052
	272,094	348,778	620,872	616,988

Treasury shares (in thousands of shares)	Preferred	Common	Total	Total
At the end of the previous year	431	121	552	932
Changes during the period	(268)	(8)	(276)	(380)
	163	113	276	552

The preferred shares are non-voting but have priority in the return of capital in the event of liquidation of the Company and are entitled to a dividend premium of 10% over that received by the common shareholders. The common shares have the right to vote at shareholder meetings. Under our by-laws, we are required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of net income determined under Brazilian GAAP, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with AmBev’s financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders’ equity.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

On September 30, 2010, the Company’s capital stock of R$7,613,780 (R$6,832,078 on December 31,2009), was represented by 620,872 thousand shares of which 348,788 thousand were common shares and 272,094 thousand were preferred shares, all without par value.

On September 27,  2010, the share capital was increased by the shareholders of the Company in the amount of R$ 246,376, through the subscription and paying in of 567,000 common shares and 932,000 newly issued preferred shares as decided by the Extraordinary General Meeting on April, 28, 2010.

This capital increase resulted in goodwill of R$ 8,335, as a consequence of the public subscription of non-controlling interests in auction, which was appropriated to a share premium capital.

The Extraordinary General Meeting held on April 28, 2010, approved the following changes to capital:

Increase in the Company's capital of R$374,728, by issuing 1,616 thousand common shares and 769 thousand preferred shares in favor of Interbrew International BV and AmBrew S.A., the Company’s controlling shareholders, corresponding to 70% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009.

Increase in the Company's capital of R$160,598, corresponding to 30% of the tax benefit realized by the Company upon the partial amortization of the special reserve of goodwill in 2009, without issuing new shares.

(b) Authorized capital

The Company is authorized to increase its capital stock by up to 700,000 thousand shares, regardless of by-law amendments, upon a Board of Directors’ resolution, which may also decide on the payment conditions, characteristics of shares to be issued and issuance price, as well as whether the capital stock will be increased by means of public or private placement.

(c) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest on shareholders’ equity calculated using the Company’s shareholders equity multiplied by the long-term interest rate (TJLP).  The TJLP is the long-term interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES. The amounts paid as interest on shareholders’ equity are deductible for tax purposes and are also deducted from the mandatory dividend.

Although this item is recorded in the statutory and tax books as financial expenses, the amounts to be paid to the shareholders are reclassified to shareholders’ equity and presented in the same manner as dividends in order to reflect the substance of the transaction. Thus, interest on shareholders’ equity is considered as dividends and is not recorded in the income statement.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

On March 1, 2010 the Company approved distribution of (i) dividends, to be deducted from the investments reserve and attributed to the minimum mandatory dividends for 2010, at R$1.10 per common share and R$1.21 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on shareholders’ capital to be deducted from the investments reserve and attributed to the minimum mandatory dividends for 2010, at R$0.45 per common share and R$0.49 per preferred share.  The distribution of this interest is taxed pursuant to applicable law, resulting in a net distribution of R$0.38 per common share and R$0.42 per preferred share.

The aforementioned payments were made as from April 1, 2010.

On September 27, 2010 the Company approved distributions of (i) dividends, as a prepayment of the minimum mandatory dividends for 2010, to be accounted in the investments reserve, at R$2.16 per common share and R$2.38 per preferred share without withholding income tax, pursuant to applicable law; and (ii) interest on shareholders’ capital to be deducted from the investments reserve and as a prepayment of the minimum mandatory dividends for 2010, at R$0.93 per common share and R$1.02 per preferred share.  The distribution of this interest is taxed pursuant to applicable law, resulting in a net distribution of R$0.79 per common share and R$0.87 per preferred share.

Those payments were made as from October 14, 2010 (subject to ratification of the Annual General Meeting which approves the financial statements related to the fiscal year of 2010) based on the capital distribution as of  September 29, 2010 for BM&FBovespa shareholders and as of October 4, 2010 for ADR holders, without indexation. Shares and ADRs were traded ex-dividends as from December 30, 2010.

Interest on shareholders’ equity and dividends not claimed within three years revert back to the Company. During 2010, the Company recognized R$2,733 related to unclaimed interest on shareholders’ equity and dividends.

(d)Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss – see also Note 20 Risks arising from financial instruments.

(e)Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations.

(f)Actuarial gains and losses

The actuarial gains and losses comprise the difference between estimates (assumptions) and actual results in the Company’s pension plans.
(g)Share-based payments

Various Stock Option Plans allow the Company’s senior management and members of the board to acquire shares of the Company. AmBev adopted IFRS 2 Share-based Payment for all programs granted after November 7, 2002.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

A charge of R$81,190 was recorded in the share-based payment reserve at September 30, 2010 and R$73,169 at September 30, 2009 – see also Note 17 Share-based payments.

(h)Treasury shares

Treasury shares comprise shares repurchased and held by the Company. The gains and losses related to share-based payment transactions and the resale of treasury shares are recorded in the “Result on treasury shares” reserve.

Changes in treasury shares in thousands of Brazilian Reais, for the periods ended	09/30/2010	12/31/2009
At the beginning of the period	(47,729)	(109,277)
Shares reacquired in accordance with the Plan	(2,172)	(15,448)
Transfer of shares – Finor	-	(9,889)
Cancellation of shares	-	87
Share-based payments - transfer	21,295	86,798
At the end of the period	(28,606)	(47,729)

(i) Earnings per share

Basic earnings per share

The calculation of basic earnings per share is derived by dividing the net income attributable to shareholders of AmBev of R$4,975,599 (R$4,195,165 on September 30, 2009) by the weighted average number of shares outstanding during the year, calculated as follows:

Thousand shares	09/30/2010
	Common	Preferred	Total

Issued shares at January 1, net of treasury shares	346,156	269,340	615,496
Effect of shares issued / repurchased	1,464	1,405	2,869
Weighted average number of shares at September 30	347,620	270,745	618,365

Thousand shares	09/30/2009
	Common	Preferred	Total

Issued shares at January 1, net of treasury shares	345,066	274,353	619,419
Effect of shares issued / repurchased	984	(5,223)	(4,239)
Weighted average number of shares at September 30	346,050	269,130	615,180

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Diluted earnings per share

The calculation of diluted earnings per share is derived by dividing the net income attributable to shareholders of AmBev of R$4,975,599 (R$4,195,165 on September 30, 2009) by the weighted average number of shares(diluted) outstanding during the year, calculated as follows:

Thousand shares	09/30/2010
	Common	Preferred	Total

Issued shares at September 30, net of treasury shares	347,620	270,745	618,365
Effect of shares issued / repurchased	51	1,827	1,878
Weighted average number of shares (diluted) at September 30	347,671	272,572	620,243

Thousand shares	09/30/2009
	Common	Preferred	Total

Issued shares at September 30, net of treasury shares	346,050	269,130	615,180
Effect of shares issued / repurchased	53	749	802
Weighted average number of shares (diluted) at September 30	346,103	269,879	615,982

Earnings per share before special items

The calculation of earnings per share before special items (basic) is based on the profit before special items, attributable to equity holders of AmBev, calculated as follows:

In thousands of Brazilian Reais	09/30/2010
	Common	Preferred	Total

Profit attributable to sahre holders of AmBev	2,679,749	2,295,850	4,975,599
Special items, after taxes, attributable to equity holders of AmBev	(32,247)	(27,628)	(59,875)
Profit before special items (basic), attributable to equity holders of AmBev	2,711,996	2,323,478	5,035,474

In thousands of Brazilian Reais	09/30/2009
	Common	Preferred	Total

Profit attributable to share holders of AmBev	2,260,944	1,934,221	4,195,165
Special items, after taxes, attributable to equity holders of AmBev	108,733	93,021	201,754
Profit before special items (basic), attributable to equity holders of AmBev	2,152,211	1,841,200	3,993,411

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Earnings per share Diluted before special items

The calculation of earnings per share before special items (diluted) is based on the profit before special items, attributable to equity holders of AmBev, calculated as follows:

In thousands of Brazilian Reais	09/30/2010
	Common	Preferred	Total

Profit attributable to shareholders of AmBev	2,671,614	2,303,985	4,975,599
Special items, after taxes, attributable to equity holders of AmBev	(32,149)	(27,726)	(59,875)
Profit before special items (diluted), attributable to equity holders of AmBev	2,703,763	2,331,711	5,035,474

In thousands of Brazilian Reais	09/30/2009
	Common	Preferred	Total

Profit attributable to shareholders of AmBev	2,258,208	1,936,957	4,195,165
Special items, after taxes, attributable to equity holders of AmBev	108,602	93,152	201,754
Profit before special items (diluted), attributable to equity holders of AmBev	2,149,606	1,843,805	3,993,411

The calculation of earnings per share (EPS) for the nine-month periods is as follows:

In thousands of Brazilian Reais	09/30/2010
	Common	Preferred	Total

Profit attributable to shareholders of AmBev	2,679,749	2,295,850	4,975,599
Weighted average number of shares	347,620	270,745	618,365
Basic EPS	7.71	8.48

Profit before special items, attributable to equity holders of AmBev	2,711,996	2,323,478	5,035,474
Weighted average number of shares	347,620	270,745	618,365
EPS before special items	7.80	8.58

Profit attributable to shareholders of AmBev	2,671,614	2,303,985	4,975,599
Weighted average number of shares (diluted)	347,671	272,572	620,243
Diluted EPS	7.68	8.45

Profit before special items, attributable to equity holders of AmBev	2,703,763	2,331,711	5,035,474
Weighted average number of shares (diluted)	347,671	272,572	620,243
Diluted EPS before special items	7.78	8.55

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Reais	09/30/2009
	Common	Preferred	Total

Profit attributable to shareholders of AmBev	2,260,944	1,934,221	4,195,165
Weighted average number of shares	346,050	269,130	615,180
Basic EPS	6.53	7.19

Profit before special items, attributable to equity holders of AmBev	2,152,210	1,841,201	3,993,411
Weighted average number of shares	346,050	269,130	615,180
EPS before special items	6.22	6.84

Profit attributable to shareholders of AmBev	2,258,208	1,936,957	4,195,165
Weighted average number of shares (diluted)	346,103	269,879	615,982
Diluted EPS	6.52	7.18

Profit before special items, attributable to equity holders of AmBev	2,149,606	1,843,805	3,993,411
Weighted average number of shares (diluted)	346,103	269,879	615,982
Diluted EPS before special items	6.21	6.83

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS
16. INTEREST-BEARING LOANS AND BORROWINGS

Information on the contractual terms of the Company interest-bearing loans and borrowings is provided below. Note 20 contains additional information related to the Company’s exposure to interest rate and foreign currency risks.

Current and non-current interest-bearing loans and borrowings totaled R$6,885,572 on September 30, 2010, compared to R$7,261,237 on December 31, 2009.

During the period, the Company entered into new loan agreements in Brazil in the amount of R$452,408 related to lines Finem UMBNDES, Finem URTJLP, Agro industry Credit and EGF and R$200,000 related to the Bill of Bank Credit. The Company also entered into new loan agreements in the subsidiaries for R$51,705 in Hila-ex and R$123,921 in Quinsa. The repayment of loans in Brazil totaled R$(226,930) referring to the BNDES credit lines, Credit Agro industry and EGF. In the subsidiaries the amounts were R$(181,036) in Hila-ex, R$(212,394) in Quinsa and R$(429,566) in Labatt.

The total loans balance was also affected by R$(94,844) related to foreign exchange and changes in fair value regarding Bonds 2011, 2013 and 2017.

Non-current liabilities
	09/30/2010	12/31/2009
Secured bank loans	140,914	91,946
Unsecured bank loans	1,618,120	2,556,186
Debentures and bond issues	3,358,775	3,453,619
Other unsecured loans	162,629	344,364
Finance leases	9,475	14,058
	5,289,913	6,460,173

Current liabilities
	09/30/2009	12/31/2009
Secured bank loans	57,776	47,565
Unsecured bank loans	1,364,106	728,838
Debentures and bond issues	1,630	2,448
Other unsecured loans	164,344	14,340
Finance leases	7,803	7,873
	1,595,659	801,064

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

At September 30, 2010 maturity ranges are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	198,690	57,776	46,619	41,722	32,399	20,174
Unsecured bank loans	2,982,226	1,364,106	816,582	459,743	129,770	212,025
Debentures and bond issues	3,360,405	1,630	2,157,807	921,162	-	279,806
Other unsecured loans	326,973	164,344	22,084	22,537	32,827	85,181
Finance lease liabilities	17,278	7,803	6,918	2,470	87	-
	6,885,572	1,595,659	3,050,010	1,447,634	195,083	597,186

17. SHARE-BASED PAYMENTS

AmBev maintains an option plan for purchase of shares by employees and directors in order to align their interests with those of the shareholders. The Plan is managed by the Board of Directors, which periodically creates option programs, defining the terms and determining the price for which the shares will be purchased. The fair value of these share-based payment compensations is estimated at the grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

The fair value of the options granted is expensed over the vesting period. The options granted under the options plan and issued in 2010 can be exercised after five years.

During 2010 to-date, AmBev granted 520 thousand options to its employees, representing a fair value of approximately R$50,400 and 122 thousand options to members of the Board of Directors, representing a fair value of approximately R$11,700. These amounts will be recognized in the income statement over a 5 (five)year period.

The weighted average fair value of the options and assumptions used in applying the AmBev option pricing model for the 2010 and 2009 grants are as follows:

In R$, except as otherwise indicated	(1) 2010	(2) 2009 B	(3) 2009 A
Fair value of options granted	96.99	90.56	66.23
Share price	165.75	133.99	97.93
Exercise price	173.97	130.06	92.28
Expected volatility	26.3%	45.1%	48.2%
Vesting period (in years)	5	5	5
Expected dividends	0%	0%	0%
Risk-free interest rate	12.2%	12.6%	11.8%
(1)	Option plan based on the bonus paid in the half year of 2010 related to the profit of the second half year of 2009
(2)	Option plan based on the bonus paid in the third quarter of 2009 related to the profit of the first half year of 2009.
(3)	Option plan based on the bonus paid in the first half of 2009 related to the 2008 profit.

As per the terms of the option plan for 2010, the exercise price is determined as being the average of the quoted prices calculated on a daily basis during the 30 days before the grant date.

Expected volatility is based on historical volatility calculated using 252 days of historical data. The Hull binomial model assumes that all employees would immediately exercise their options if the AmBev share price is 2.5 times above the exercise price.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS
The changes in the total number of outstanding options were as follows:
Thousand options	09/30/2010	12/31/2009
Options outstanding at January 1	4,114	2,829
Options issued during the period	641	1,631
Options exercised during the period	56	122
Options forfeited during the period	73	224
Options outstanding at the end of the period	4,626	4,114

The range of exercise prices of the outstanding options is between R$56.96 and R$173.97 and the weighted average remaining contractual life is approximately 5.5 years.

Of the 4,626 thousand outstanding options, 343 thousand options are vested at September 30, 2010.

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2010	12/31/2009
Options outstanding at January 1	103.77	97.52
Options issued during the period	173.97	122.18
Options exercised during the period	60.59	57.37
Options forfeited during the period	128.12	99.34
Options outstanding at the end of the period	142.08	103.77
Options exercisable at the end of the period	56.71	57.14

The Company may use treasury shares to settle share options. Additionally, the current number of authorized shares is considered sufficient to satisfy all option plans.

The share-based payment transactions resulted in a total expense of R$81,190 and R$73,169 for the period ended September 30, 2010 and 2009 respectively.

Additionally, some employees and directors of AmBev have received options to acquire shares of the parent company AB-InBev, the compensation cost of which is recognized in the Company’s condensed consolidated interim financial statements of September 30, 2010.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

18. PROVISIONS

	Restructuring	Contingencies	Total
Balance at December 31, 2009	6,405	1,009,159	1,015,564
Effect of changes in foreign exchange rates	(58)	3,744	3,686
Provisions made	22,028	73,447	95,475
Provisions used	(11,634)	(80,010)	(91,644)
Provisions reversed	-	(47,000)	(47,000)
Reclassification (i)	-	(371,054)	(371,054)
Other movments	-	(20,333)	(20,333)
Balance at September 30, 2010	16,741	567,953	584,694
(i) It refers mainly to tax debt repayment program reclassified to Payables (current and non-current), see note 19 Trade and other payables..

The provision for contingencies mainly relates to tax and labor disputes, see Note 21 Contingencies.

The provisions are expected to be settled within the following time periods:

In thousands of reais	Total	1 year or less	1-2 years	2-5 years	over 5 years

Restructuring
Non-current restructuring	16,741	11,958	4,783	-	-
Total	16,741	11,958	4,783	-	-

Contingencies
Civil	34,698	4,287	8,635	14,262	7,514
Sales taxes	139,025	22,728	38,759	38,769	38,769
Income tax	87,954	14,269	15,035	29,205	29,445
Labor	238,764	37,803	42,623	82,679	75,659
Other	67,512	7,437	13,993	33,930	12,152
Total	567,953	86,524	119,045	198,845	163,539

Totals	584,694	98,482	123,828	198,845	163,539

Expected settlement is based on management´s best estimate at the balance sheet date.

19. TRADE AND OTHER PAYABLES

Non-current
	09/30/2010	12/31/2009
Trade payables	55,103	25,531
Deferred sales tax (i)	566,733	608,551
Other taxes, charges and contributions	338,910	-
Other payables	35,745	29,469
	996,491	663,551

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Current
	09/30/2010	12/31/2009
Trade payables and accrued expenses	3,686,568	3,567,815
Payroll and social security payables	455,545	432,902
Indirect taxes payable	1,274,938	1,374,914
Interest payable	100,807	93,339
Derivative financial instruments with negative fair values	574,008	666,233
Dividends and interest on capital payable	1,981,191	67,297
Other payables	47,858	77,387
	8,120,915	6,279,887

(i) The deferred sales tax relates to the financing of ICMS (Value-added Tax) by certain states in Brazil, as part of incentive programs. The deferred percentages can be fixed depending on the program, or fluctuate between 65% to 90% in the first year, and 50%  until the last year. The deferred amounts are partially indexed by 60% to 80% of a general price index.

20. RISKS ARISING FROM FINANCIAL INSTRUMENTS

Derivative instruments

The Company’s use of derivatives observes strictly the financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which AmBev carries out its operations. The policy comprises four (4) main points: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be maintained in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet recognized (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new price scenario that may vary from ten to 14 (fourteen) months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At September 30, 2010, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

i) Financial hedge – operations contracted with the purpose of protecting the Company’s net indebtedness against variations in foreign exchange and interest rates. Derivatives used to protect the risks related to Bonds 2011, 2013 and 2017 were designated as Fair value hedge instruments, and their results, measured according to their fair value, are recognized in each accounting period in financial results. The derivatives used to protect the risks associated with Quinsa Bonds, with a maturity in 2012, and Labatt´s loan in Reais were designated as  cash flow hedge  instruments .The result of these operations  are calculated at  their fair value and allocated to the shareholders’ equity until the recognition of the hedged item, when the accumulated results are allocated to the appropriate income statement account.

ii) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of tax effects, to the fluctuation of exchange variation and raw material prices volatility  and commitments for, investments, equipment and services to be acquired. All derivatives in accordance with this strategy are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in shareholders’ equity account up to the moment of recognition of the hedged item, when the accumulated results are recorded in the appropriate income statement accounts.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the exchange variations on transactions between the Company and its subsidiaries abroad. At September 30, 2010, the Company has operations on which the foreign exchange variations have unmatched tax effects. These operations mainly comprise loan agreements and debt securities issued abroad in a total amount of US$1,381,446 equivalent to R$2,340,445.

In order to eliminate the  tax effect on matching differences, the Company contracted derivative instruments (futures contracts), the results of which are measured according to their fair value and recognized on the accrual basis as income tax expense of each period.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

At September 30, 2010 and December 31, 2009, these instruments’ contracted amounts and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

		Notional amount		Fair Value
Purpose / Risk / Instrument		09/30/2010	12/31/2009	09/30/2010	12/31/2009
Foreign currency	Futures contracts (2)	2,652,461	1,155,199	(21,150)	137
Foreign currency	Purchase options	-	707,537	-	38,288
Foreign currency	Non-Deliverable Forwards	686,434	707,526	10,210	(10,360)
Foreign currency	Deliverable Forwards	430,565	446,890	(5,200)	(27,236)
Interest Rates	Futures contracts(2)	-	(300,000)	-	-
Commodity	Futures contracts(2)	293,146	213,334	74,409	54,403
Commodity	Swaps	490,194	479,012	54,221	106,705
Operational Hedge		4,552,800	3,409,498	112,490	161,937
Foreign currency	Future contracts(2)	(1,479,688)	(289,213)	(68,944)	(68)
Foreign currency	Swaps	2,181,050	2,343,568	(359,684)	(350,954)
Foreign currency	Non-Deliverable Forwards	1,097,392	1,121,754	515,729	466,011
Interest Rates	Future contracts(2)	(2,946,000)	55,000	1,390	479
Interest Rates	Swaps	187,617	20,776	31,027	32,176
Financial Hedge		(959,629)	3,251,885	119,518	147,644
Foreign currency	Future contracts(2)	(6,269)	(1,266,462)	60	(241)
Foreign currency	Swaps / Non-Deliverable Forwards	(1,212,826)	-	106,861	-
Fiscal Hedge		(1,219,095)	(1,266,462)	106,921	(241)
Total Derivatives		2,374,076	5,394,921	338,929 (1)	309,340
(1)The total fair value amount corresponds to the net balance between the Derivative financial instruments with positive fair value, in current assets, totaling R$912,937, and the Derivative financial instruments with negative fair value, in current liabilities, totaling R$574,008.

(2) The future contracts are traded on organized futures exchanges, while the other derivative financial instruments are negotiated directly with finance institutions.

		Nine-month period ended (3):		Three-month period ended:
Purpose / Risk / Instrument		09/30/2010	09/30/2009	09/30/2010	09/30/2009
Foreign currency	Futures contracts	(36,917)	(410,692)	(137,863)	(162,884)
Foreign currency	Purchase options	114	(15,766)	-	(15,766)
Foreign currency	Non-Deliverable Forwards	18,662	(28,069)	19,690	(29,872)
Foreign currency	Deliverable Forwards	13,675	(30,557)	(4,375)	(23,465)
Interest Rates	Futures contracts	-	(561)	-	(124)
Commodity	Futures contracts	33,420	63,424	88,778	25,594
Commodity	Swaps	710	35,805	72,464	45,388
Operational Hedge		29,664	(386,416)	38,694	(161,129)
Foreign currency	Futures contracts	55,086	122,190	58,412	37,800
Foreign currency	Purchase options	(28,943)	-	(2,132)	-
Foreign currency	Swaps	(300,093)	(532,774)	(307,808)	(101,302)
Foreign currency	Non-Deliverable Forwards	94,044	209,527	93,727	23,800
Interest Rates	Future contracts	(21,202)	(7,403)	(15,307)	26
Interest Rates	Swaps	77,347	85,699	1,441	10,718
Financial Hedge		(123,761)	(122,761)	(171,667)	(28,958)
Foreign currency	Futures contracts	(15,318)	400,944	785	132,700
Foreign currency	Swaps / Non-Deliverable Forwards	53,640	-	76,390	-
Fiscal Hedge		38,322	400,944	77,175	132,700
Total Derivatives		(55,775)	(108,233)	(55,798)	(57,387)

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(3) Income (expenses) generated from operations during the 2010 period. Of this amount, R$(85,439) was recognized in the income statement for the period, being R$(123,761) in the financial results and R$38,322 in the income tax and social contribution expense. The operational hedge result of R$29,664, together with the result from derivatives used to protect Labatt´s reais loan risks totaling R$62,924, were allocated to shareholders' equity. Another equity movement was the R$(5,461) related to the amortization of accumulated results from previous periods, that were recognized in the current period according to the nature of each instrument. These movements, together with the deferred income tax effect of R$(22,514), resulted in R$64,613 net effect recorded in equity.

These instruments, as of September 30, 2010, at Fair Value and Notional amount per instrument, mature as follows:

		Fair Value
Purpose / Risk / Instrument		2010	2011	2012	2013	>2013	Total
Foreign currency	Futures contracts	(18,754)	(2,396)	-	-	-	(21,150)
Foreign currency	Non-Deliverable Forwards	10,475	(265)	-	-	-	10,210
Foreign currency	Deliverable Forwards	(5,001)	(199)	-	-	-	(5,200)
Commodity	Future contracts	27,805	46,604	-	-	-	74,409
Commodity	Swaps	23,790	30,431	-	-	-	54,221
Operational Hedge		38,315	74,175	-	-	-	112,490
Foreign currency	Futures contracts	11,018	(79,959)	(3)	-	-	(68,944)
Foreign currency	Swaps	-	(130,717)	-	(228,967)	-	(359,684)
Foreign currency	Non-Deliverable Forwards	5,193	358,450	152,086	-	-	515,729
Interest Rates	Futures contracts	-	(1)	618	522	251	1,390
Interest Rates	Swaps	-	6,999	(83)	-	24,111	31,027
Financial Hedge		16,211	154,772	152,618	(228,445)	24,362	119,518
Foreign currency	Futures contracts	60	-	-	-	-	60
Foreign currency	Swaps/ Non-Deliverable Forwards	-	106,861	-	-	-	106,861
Fiscal Hedge		60	106,861	-	-	-	106,921
Total Derivatives		54,586	335,808	152,618	(228,445)	24,362	338,929

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

		Notional Value
Purpose / Risk / Instrument		2010	2011	2012	2013	>2013	Total
Foreign currency	Futures contracts	2,489,034	163,427	-	-	-	2,652,461
Foreign currency	Non-Deliverable Forwards	262,983	423,451	-	-	-	686,434
Foreign currency	Deliverable Forwards	53,365	377,200	-	-	-	430,565
Commodity	Futures contracts	125,751	167,395	-	-	-	293,146
Commodity	Swaps	110,638	379,556	-	-	-	490,194
Operational Hedge		3,041,771	1,511,029	-	-	-	4,552,800
Foreign currency	Futures contracts	(1,444,390)	(35,721)	423	-	-	(1,479,688)
Foreign currency	Swaps	-	1,103,050	-	1,078,000	-	2,181,050
Foreign currency	Non-Deliverable Forwards	(76,239)	595,307	578,324	-	-	1,097,392
Interest Rates	Futures contracts	-	(133,000)	(1,879,500)	(700,000)	(233,500)	(2,946,000)
Interest Rates	Swaps	-	(276,687)	164,304	-	300,000	187,617
Financial Hedge		(1,520,629)	1,252,949	(1,136,449)	378,000	66,500	(959,629)
Foreign currency	Futures contracts	(6,269)	-	-	-	-	(6,269)
Foreign currency	Swaps/ Non-Deliverable Forwards	-	(1,212,826)	-	-	-	(1,212,826)
Fiscal Hedge		(6,269)	(1,212,826)	-	-	-	(1,219,095)
Total Derivatives		1,514,873	1,551,152	(1,136,449)	378,000	66,500	2,374,076

The Company has identified its main risk factors that may generate losses in its operations from derivative financial instruments. Accordingly, it has developed a sensitivity analysis based on 3 (three) scenarios, which may impact future results and /or cash flows of the Company, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on September 30, 2010.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2010.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2010.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

In addition to the scenarios described above, the Company uses VaR (Value at Risk) to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation.

Risk Factor	Financial Instrument	Risk	Base Scenario	Adverse Scenario	Remote Scenario	VaR (R$)

Foreign currency	Futures contracts	Dollar decrease	(21,150)	(684,265)	(2,010,495)	176,022
Foreign currency	Non-Deliverable Forwards	Dollar and Euro decrease	10,210	(161,398)	(504,615)	129,006
Foreign currency	Deliverable Forwards	Dollar and Euro decrease	(5,200)	(112,841)	(328,123)	125,122
Commodity	Futures contracts	Commodities decrease	74,409	1,123	(145,450)	46,515
Commodity	Swaps	Commodities decrease	54,221	(68,328)	(313,425)	70,055
Operational hedge
Foreign currency	Futures contracts	Dollar increase	(68,944)	(438,866)	(1,178,710)	20,054
Foreign currency	Swaps	Dollar decrease	(359,684)	(904,947)	(1,995,472)	272,000
Foreign currency	Non-Deliverable Forwards	Dollar and Euro decrease	515,729	241,381	(307,315)	(9,508)
Interest Rates	Futures contracts	Increase tax interest	1,390	(735,110)	(2,208,110)	(3,907,389)
Interest Rates	Futures contracts	Increase tax interest	31,027	(15,877)	(109,685)	37,413
Financial hedge
Foreign currency	Futures contracts	Dollar increase	60	(1,507)	(4,641)	(782)
Foreign currency	Swaps/Non-Deliverable Forwards	Dollar increase	106,861	(196,346)	(802,759)	(151,252)
Fiscal hedge

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

In addition to presenting the possible effects on individual results of derivative operations, we also show in the analysis the effects of derivative operations contracted for asset protection along with each transaction´s hedged items.

Transaction	Risk	Base Scenario	Adverse Scenario	Remote Scenario

Foreign exchange hedge	Dollar and Euro decrease	(16,424)	(953,498)	(2,827,647)
Input purchases		16,424	953,498	2,827,647
Commodities hedge	Decrease on commodities price	128,630	(67,205)	(458,875)
Input purchases		(128,630)	67,205	458,875
Foreign exchange hedge	Dollar and Euro decrease	284	(5,006)	(15,586)
Capex purchases		(284)	5,006	15,586
Operational hedge		112,490	(1,025,709)	(3,302,108)
Operational purchases		(112,490)	1,025,709	3,302,108
Net effect		-	-	-
Foreign exchange hedge	Foreign currency increase	87,101	(1,102,432)	(3,481,497)
Net debt		(87,101)	1,102,432	3,481,497
Interest rate hedge	Increase in interest rates	32,417	(750,987)	(2,317,795)
Interest Expenses		(32,417)	750,987	2,317,795
Financial hedge		119,518	(1,853,419)	(5,799,292)
Net debt and interest		(119,518)	1,853,419	5,799,292
Net effect		-	-	-
Foreign exchange hedge	Dollar increase	106,921	(197,853)	(807,400)
Fiscal expense		(106,921)	197,853	807,400
Fiscal hedge		106,921	(197,853)	(807,400)
Fiscal expense		(106,921)	197,853	807,400
Net effect		-	-	-

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, and the difference between the result of the asset and liability amount generates the swap’s market value. For the derivative financial instruments traded on the Stock Exchange, the fair value is calculated according to the adjustment prices disclosed thereby.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of September 30, 2010 the Company had an amount of R$266,360 in financial investments or cash investments available on demand, classified as cash and cash equivalents (R$78,917 on December 31, 2009).

Classification of financial instruments by type of fair value measurement

In accordance with IFRS 7, the classification of fair value for the instruments that the Company held is shown below.

	Level 1	Level 2	Level 3	Total
Financial assets

Financial assets measured at fair value through profit and loss	5,235	9,021	-	14,256

Derivatives - Cash Flow Hedge	102,329	296,932	-	399,261

Derivatives – Fair Value Hedge	-	499,420	-	499,420

Financial liabilities

Financial liabilities measured at fair value through profit and loss	(10,308)	28,912	-	18,604

Derivatives- Cash Flow Hedge	20,913	28,464	-	49,377

Derivatives – Fair Value Hedge	(46,057)	552,084	-	506,027

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in active market (level 1) that may precify the obligations and rights directly (eg, active market prices) or indirectly (eg, valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs). There are no instruments classified in this category.

Debt instruments

The Company’s financial liabilities, mainly represented by debt securities and debentures, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange variations, based on closing indexes for each period. Additionally, the Bonds issued by AmBev and maturing in 2011, 2013 and 2017 are designated as items subject to fair value hedge. As such, variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations in the respective debts.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional gain, before income and social contribution taxes, of R$17,597 on September 30, 2010 (a loss of R$144,063 on December 31, 2009), as presented below:

Financial liabilities	Book	Market	Difference

Working Capital R$ (Labatt)	1,189,288	1,277,461	(88,173)
Syndicated Facility (CAD)	295,746	295,746	-
TBS – CAD (i)	155,238	159,954	(4,716)
International financing (other currencies)	500,058	500,058	-
Agro-industrial credit	185,000	185,000	-
BNDES/FINEP/EGF	1,010,824	1,010,824	-
Bond 2011	912,052	937,740	(25,688)
Bond 2013	921,162	1,004,068	(82,906)
Bond 2017	279,806	299,370	(19,564)
Debentures	1,247,385	1,274,091	(26,706)
Tax incentives	171,735	171,735	-
Finance Leasing	17,278	17,278	-
Total	6,885,572	7,133,325	(247,753)

(i)	The Beer Store’s debt in Canadian dollars. The amount is proportionally consolidated.

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and on the secondary market value of bonds as of September 30, 2010, being approximately 110.70% of the face value for Bond 2011, 118.53% for Bond 2013, 99.79% for Bond 2017 and 99.52% for Debentures 2012 (116.11% for Bond 2011, 116.00% for Bond 2013, 98.14% for Bond 2017 and 99.33% for Debentures 2012, at December 31, 2009).

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Concentration of credit risk

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures to monitor this risk. Historically, the Company has not had significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of  highly qualified counterparties.

The process that determines the financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization. Currently, the minimum risk rating accepted by the Company is A- (from Fitch and S&P) or A3 (from Moody’s).

The Company has adopted, in order to minimize the risk of credit with its counterparties in significant derivative transactions bilateral, "trigger" clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor. At September 30, 2010, the total value of this limit is R$199,916 (equivalent to US$118,000) on derivative transactions contracted in Brazil and R$110,123 (equivalent to US$65,000) on derivative transactions contracted in other countries.

At September 30, 2010, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Itaú-Unibanco, Citibank, Banesco, Banco Nacional de Bolivia, Banco Popular Dominicano, Toronto Dominion Bank, ING, JP Morgan Chase and Santander.  The Company had derivatives agreements with the following financial institutions: Barclays, Banco de Crédito do Peru, Banco Nacional de Bolivia, BBVA, BNB Paribas, Banco Votorantim, Bradesco, Citibank, Morgan Stanley,  Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Nuevo Banco Comercial, Prudential Securities, Santander, ScotiaBank, Societe Generale, Standard Bank and TD Securities.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

21. CONTINGENCIES

Lawsuits with probable losses:

ICMS and IPI

The Company and its subsidiaries have several administrative and judicial proceedings related to ICMS and IPI taxes. Such proceedings involve, among others, tax offsets, credits and fulfillment of judicial injunctions exempting tax payment. The amount related to these taxes recorded on September 30, 2010 was R$129,736 (R$244,341 on December 31, 2009).

Labor

The Company and its subsidiaries are involved in approximately 4,200 labor proceedings with former employees of former employees from service providers, with a probable chance of loss. The main issues relate to overtime and related effects and respective charges. The amount of labor contingencies on September 30, 2010 was R$238,764 (R$226,303 on December 31, 2009).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

Tax Debt Repayment Program

The Company’s management has decided to include under the Tax Debt Repayment Program, introduced by Federal Law 11,941/09, some of its current tax lawsuits. As a result, the Company expects to pay an amount of approximately R$371,054 in 180 months.

The Company reclassified the amount of R$338,910 on non current liabilities and the value of R$32,144 on current liabilities, from “Provisions” to “Other taxes, charges and contributions”. See note 19 Trade and other payable.

Major lawsuits with possible loss:

The Company has other ongoing lawsuits for which, in the opinion of management and its legal counsels, the risk of loss is possible but not probable.

Profits generated abroad

During the first quarter of 2005, the Company and certain of its subsidiaries received a series of assessments from the Brazilian tax authorities with respect to profits earned by subsidiaries domiciled abroad, the total approximate value of which at the time was R$ 2.9 billion. In December 2008, the Board of Tax Appeals ruled on an assessment related to the profits of foreign subsidiaries. The decision was partly in favor of AmBev and we can still appeal because the Company has not yet been subpoenaed. Based on the advice of outside legal counsel, no provision was made for this matter. After this decision, we estimate that the total exposure to possible losses on such assessments is approximately R$ 2.9 billion at September 30, 2010.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Subscription Warrants

Certain holders of warrants issued by the Company in 1996 for exercise in 2003 have proposed lawsuits to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. Furthermore, the holders of these warrants claim the right to receive the dividends relative to these shares since 2003 (currently approximately R$189,314), in addition to legal fees and charges. If the Company loses all these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary, with the Company receiving funds substantially lower than the current market value of its shares.

Based on our legal advisors’ analysis, we understand that this is a contingency with risk of possible loss (but not probable).

Antitrust Matters

On July 22, 2009, CADE, the Brazilian antitrust authority, issued its ruling in connection with Administrative Proceeding No 08012,003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) which had, as its main purpose, the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo”, which is similar to airline frequent flyer and other loyalty programs.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not suggest any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling against the Company involving a fine in the amount of R$ 353 million.

AmBev believes that CADE’s decision is without merit and thus has challenged it in the federal courts, which have ordered the suspension of the fine and other parts of the decision upon rendering of guarantee. AmBev has already provided a letter of guarantee for this purpose.

Based on our legal advisors’ analysis, we understand that this is a contingency with risk of possible loss (but not probable), and therefore we have not recorded a provision in our financial statements.We are also involved in other administrative proceedings with CADE and SDE, relating to the investigation of certain matters of conduct, none of which we believe contravenes applicable competition rules and regulations.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Suit against Brazilian Beer Industry

On October 28, 2008, federal prosecutors filed an action for indemnity against AmBev and two other companies in the beverage industry, claiming damages totaling approximately R$2.8 billion (of which about R$2.1 billion is claimed from AmBev). The prosecutors allege that: (i) alcohol causes serious harm to individual and public health, and beer is the alcoholic drink most consumed in Brazil, (ii) the defendants have an approximately 90% share in the Brazilian beer market, and make significant investments in advertising, and (iii) advertising campaigns not only increase the market share of the defendants, but also the total alcohol consumption and, consequently, the damage to society. AmBev believes that the action lacks merits and intends to vigorously defend it. Shortly after the filing of such action, an association of consumer protection requested their inclusion in the case. After the admission of a non-governmental organization as a co-author of the action, the total amount claimed by authors rose to R$5.6 billion, being R$4.2 billion related to AmBev. AmBev believes that the actions and lack of origin is defending itself vigorously in this action.

Contingent assets

On September30, 2010, the Company does not have contingent assets, for which the probability of success is probable, to be disclosed.

22. RELATED PARTIES

Transactions with members of management:

In addition to short-term benefits (primarily salaries), members of management are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, members of management are entitled to the stock option plan (Note 17 Share Based Payment).

The total expenses with the Company’s management members in key functions are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2010	09/30/2009	09/30/2010	09/30/2009
Short-term management benefits (i)	15,065	24,776	3,867	15,055
Share-based payments (ii)	19,542	8,893	6,557	3,433
Total Key Management Remuneration	34,607	33,669	10,424	18,488

(i) These correspond substantially to salaries and profit sharing (including performance bonuses)

(ii) These correspond to the cost of stock options granted to members of management.

Before January 1, 2003, AmBev had deferred payment stock purchase plans. This option, however, was removed from the new stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act.

Except for remuneration described above and for the share-based payment program (see note 17 Share Based Payment), AmBev has no transactions with, and there are no balances receivable from or payable to, members of management.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Transactions with the Company's shareholders:

Medical, dental and other employee benefits

The Fundação Antônio e Helena Zerrenner – Instituição Nacional de Beneficência (“Fundação Zerrener”) is one of the Company’s shareholders, owning 16.91% of the voting rights and 9.51% of share capital. FAHZ is also a legally independent entity whose main purpose is to provide AmBev’s employees and managers, both active employees and inactive retirees, with health care and dental assistance, assistance in technical and higher education courses and which maintains facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with third parties. At December 31, 2009 and September 30, 2010, actuarial liabilities related to the benefits provided directly by FAHZ are fully covered by plan assets. As a result, there is no liability recorded in the financial statements.

The expenses incurred by FAHZ in providing benefits to AmBev’s employees totaled R$90,037 in the quarter ended September 30, 2010 (R$79,462 - September 30, 2009), of which R$75,346 (R$67,299 - September 30, 2009) related to active employees and R$14,691 (R$12,163 - September 30, 2009) related to retirees.

 Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil SA by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. As permitted by CVM Instruction 319/99 the Merger Protocol and Justification signed on July 7, 2005, 70% of the special reserve for goodwill resulting from the merger, corresponding to the tax benefit obtained by the Company as a result of the amortization of the goodwill, is to be used to increase capital for the benefit of the controlling shareholders (AmBrew and Interbrew) and the balance of 30% is to be capitalized without issuing new shares, to the benefit of all shareholders. Pursuant to the agreement, starting in 2006, the reserve has been used to increase capital. The balance of the special goodwill reserve at September 30, 2010 was R$1,496,010 (R$2,031,337 at December 31, 2009) and it may be used for future capital increases in the proportions described above.

Leasing

The Company, through its subsidiary BSA, has an asset leasing agreement with Fundação Zerrener, for R$64,800 for ten years, maturing on March 31, 2018.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

Jointly-controlled entities

AmBev accounts for its interest in jointly-controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests include two distribution entities in Canada (Brewers Retail Inc and Brewers' Distributor Ltd.) and two entities in Brazil (Ice Tea do Brasil Ltda. and Agrega Inteligência em Compras Ltda.). The following balances represent the participation of AmBev in these entities and were included in the consolidated financial statement:

(In thousands of Reais)	09/30/2010	12/31/2009
Non-current assets	163,413	131,674
Current assets	102,715	95,158
Non-current liabilities	100,915	198,618
Current liabilities	334,176	160,099
Result of operations	13,546	16,322
Income attributable to shareholders	68	23,623

Transactions with associates

AmBev transactions with associates were as follows:

(In thousands of Reais)	09/30/2010	09/30/2009

Net sales	7,529	53,206
Current liabilities	4,582	80,787

Transactions with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A ) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

23. RECONCILIATION OF PARENT COMPANY’S EQUITY AND NET INCOME

As required by CVM Instruction 457, the Company presents below reconciliations between the parent company shareholders’ equity and net profit under BRGAAP and the shareholders’ equity and net profit in the consolidated financial statements under IFRS, as follows:

(In thousands of Brazilian Reais)	09/30/2010	12/31/2009
Shareholders’ equity under BR GAAP – parent company	21,364,212	19,243,058
Adjustments to IFRS:
Business combinations	3,399,336	3,535,650
Employee benefits	(460,753)	(465,206)
Other adjustments	(22,731)	(16,534)
Deferred income tax on IFRS adjustments	(215,585)	(349,689)
Impact of adjustments in non-controlling interest	46,618	70,171
Shareholders’ equity under IFRS – consolidated financial statements	24,111,097	22,017,450

(In thousands of Brazilian Reais)	09/30/2010	09/30/2009
Profit under BR GAAP – parent company	4,918,183	4,226,621
Adjustments to IFRS:
Business combinations	(14,375)	(23,755)
Employee benefits	495	15,796
Other adjustments	(39,438)	15,852
Deferred income tax on IFRS adjustments	111,804	5,660
Impact of adjustments in non-controlling interest	(1,070)	(45,009)
Profit under IFRS – consolidated financial statements	4,975,599	4,195,165

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

06.01 – NOTES TO THE FINANCIAL STATEMENTS

24. SUBSEQUENT EVENT

a) Venezuela Transaction – Ambev and Cerveceria Regional

On October 20, 2010, AmBev and Cerveceria Regional closed the transaction announced on August 20, 2010, pursuant to which they will combine their businesses in Venezuela, with AmBev owning an initial 15% stake in the new venture.  The accounting impact of such transaction shall be recorded in the financial statements for the quarter ending on December 31, 2010.

(b) Dividends and Interest on Own Capital (“IOC”)

As indicated in the Minutes of the Board of Directors’ Meeting held on October 26 and 27, 2010, the members of the Company’s Board of Directors approved the distribution of (i) dividends in connection with the results set forth in the extraordinary balance sheet dated of September 30, 2010 and attributed to minimum mandatory dividends for 2010 at R$2.80 per common share and R$3.08 per preferred share without withholding income tax pursuant to applicable law; and (ii) IOC in connection with the results set forth in the extraordinary balance sheet dated of September 30, 2010 and attributed to minimum mandatory dividends for 2010, at R$0.30 per common share and R$0.33 per preferred share.  The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.2550 per common share and R$0.2805 per preferred share

The aforementioned payments shall be made as from December 15, 2010 without any monetary adjustment, subject to the approval by the Annual General Meeting which shall resolve upon the financial statements related to the fiscal year of 2010.  The record date shall be November 30, 2010 for BM&FBovespa shareholders and December 3rd, 2010 for ADR holders.  Shares and ADRs shall be traded ex-dividends as from December 1st, 2010.

(c) Stock Split

On October 28, 2010 the Company published a call notice for the Extraordinary General Meeting to be held on December 17, 2010 to resolve on the stock split proposal, pursuant to which each common and each preferred share issued by the Company shall be split into 5 (five) common shares and 5 (five) preferred shares, respectively, without any modification to the amount of the Company’s capital stock. Each ADR shall continue to be represented by one common or preferred share, as case may be.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AMBEV REPORTS 2010 THIRD QUARTER RESULTS UNDER IFRS

São Paulo, November 3, 2010– Companhia de Bebidas das Américas – Ambev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2010 third quarter (Q3 2010). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three and nine months period ended September 30, 2010 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. “Scopes” represent the impact of acquisitions and divestitures, monetary restatement for hyperinflationary economies, and the start-up or termination of activities. Unless stated, percentage changes in this press release are both organic and normalized in nature.  Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2009 (Q3 2009). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Net sales grew 12.6% driven by volume growth as well as price increases across our regions, with Net Revenue/hl growing 4.2% in the period. Volume growth of 8.1% in the period was driven by a 12.0% volume growth in Brazil, 4.1% volume growth in HILA-Ex and 2.1% volume growth in Latin America South, which was partly offset by volume contraction of -5.4% in Canada.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS/hl increased by 5.7% due sugar hedges as well as packaging costs, which were partly offset in the quarter by gains in aluminum and barley hedges and productivity initiatives. SG&A (excl. depreciation & amortization) increased by 10.3% driven by volume growth, inflation, higher logistic costs and investments in the market to support our brands.

EBITDA, Operating Cash generation and Profit: Our Normalized EBITDA reached R$2,655.6 million in Q3 2010, a growth of +12.3%, while margin contracted 10bps in the period to 44.4%. Cash generated from operations in Q3 was R$2,574.2 million bringing year to date to R$7,542.7 million, an increase of 11.5% as compared to same 2009 period. Our Normalized Profit was R$5,059.9 million (+26.7%) year to date while our Normalized Earnings per share (EPS) grew 25.8%.
Payout and Financial discipline:  We paid approximately R$ 2 billion in dividends and interests on capital on October 14th and have announced another R$ 2 billion to be paid on December 15th, which will take full year total payout to approximately R$ 5 billion.

Financial Highlights - AmBev Consolidated			% As	%			% As	%
R$ million	3Q09	3Q10	Reported	Organic	YTD 09	YTD 10	Reported	Organic
Total volumes	36,345.1	39,281.2	8.1%	8.1%	107,689.7	117,103.8	8.7%	8.5%
Beer	26,217.7	28,549.6	8.9%	8.9%	77,031.6	84,732.0	10.0%	10.0%
CSD and NANC	10,127.4	10,731.7	6.0%	6.0%	30,658.2	32,371.9	5.6%	4.7%

Net sales	5,411.6	5,978.2	10.5%	12.6%	16,415.4	17,778.0	8.3%	13.6%
Gross profit	3,552.8	3,919.6	10.3%	11.8%	10,935.1	11,781.3	7.7%	12.1%
Gross margin	65.7%	65.6%	-10 bps	-50 bps	66.6%	66.3%	-30 bps	-80 bps
EBITDA	2,372.2	2,652.7	11.8%	12.3%	7,539.9	7,835.1	3.9%	7.1%
EBITDA margin	43.8%	44.4%	50 bps	-10 bps	45.9%	44.1%	-190 bps	-260 bps
Normalized EBITDA	2,373.8	2,655.6	11.9%	12.3%	7,339.8	7,885.0	7.4%	10.8%
Normalized EBITDA margin	43.9%	44.4%	60 bps	-10 bps	44.7%	44.4%	-40 bps	-110 bps
Profit - AmBev holders	1,230.9	1,815.2	47.5%		4,195.2	4,975.6	18.6%
Normalized Profit - AmBev holders	1,232.5	1,817.8	47.5%		3,995.1	5,059.9	26.7%
No. of share outstanding (millions)	616.4	620.6			616.4	620.6
EPS (R$/shares)	2.00	2.92	46.5%		6.81	8.02	17.8%
Normalized EPS	2.00	2.93	46.5%		6.48	8.15	25.8%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

SUMMARY

During the third quarter our normalized consolidated EBITDA totaled R$2,655.6 million, a 12.3% increase, while our EBITDA year to date reached R$7,885.0 million, representing an increase of 10.8% versus the same period of 2009. Consolidated volumes increased by 8.1% in Q3 2010 and by 8.5% year to date, mainly due to strong volume growth in Brazil.

In Brazil, positive macroeconomic fundamentals continued supporting industry growth. Further, our successful innovations and market share gains in comparison to 2009 continued to drive beer volume growth, which increased 12.5% in the quarter. Our CSD & Nanc business also performed well due to stronger industry and delivered a 10.4% volume growth for the Q3 2010.
Our Normalized EBITDA in Brazil increased by 15.4% in the quarter, with margins contracting 130bps. As we previously indicated our COGS and SG&A suffered a negative impact mainly from higher imported cans, sugar costs and logistics costs due to volume growth in NE/NO.
“Our performance in Brazil confirms we had the right strategy to take advantage of industry strong momentum to deliver again solid revenue for Beer and CSD this quarter”, says João Castro Neves, Chief Executive Officer (CEO) for Ambev.
HILA-ex reported a volume increase of 4.1% and had a negative EBITDA of R$21 million in the quarter mainly impacted by Venezuela´s performance. João Castro Neves comments: “HILA-ex continues challenging; however, we took an important step to improve our performance through the strategic alliance in Venezuela with Regional, which we are very satisfied about and makes us even more confident in delivering better results in the region”. Our business combination with Cervecería Regional in Venezuela was closed on October 20th and will be reflected accordingly in the financial statements of the fourth quarter of 2010.
Latin America South contributed with Normalized EBITDA of R$349.4 million in the period reflecting higher volumes in the beer business as a result of industry growth and market share gains throughout the region, partially offset by poor soft-drinks industry volumes. “We reached a 16.8% EBITDA growth in the quarter based on a solid performance of our beer business in spite of a still challenging context in Argentina.  We have been very effective at supporting our mainstream brands while focusing on maximizing our revenues”, says Bernardo Paiva, CEO for Quinsa.
In Canada, Labatt delivered Normalized EBITDA of R$445.1 million in the quarter, registering an increase of 7.6% and a 610 bps margin increased.  “I am encouraged by our ability to deliver positive financial results through disciplined cost management, while working towards a stabilization of the market share and profitability equation in Canada” says Bary Benun, Labatt’s President.

Cash generated from operations in Q3 was R$2,574.2 million bringing year to date to R$7,542.7 million, an increase of 11.5% as compared to same 2009 period, while capex so far has reached close to R$ 1.5 billion. “We are on track to deliver our R$ 2billion capex by year end in Brazil”, says Nelson Jamel, Ambev´s CFO.

 “We are glad with the results achieved this quarter, not only because of the continued strong performance in Brazil, but also given the improvements observed in other important markets.   As usual, all these achievements are only possible due to the commitment of our people, who are our main assets and who have a constant drive to overperform through outstanding execution.  Going forward, we will remain focused on developing top line and on continuing to find savings by turning non-working money into working money to fund our cost-connect-win strategy”, says João Castro Neves, Chief Executive Officer (CEO) for Ambev.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Ambev Consolidated Income Statement

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Net Revenue	5,411.6	(0.1)	(117.3)	683.9	5,978.2	10.5%	12.6%
Cost of Goods Sold (COGS)	(1,858.8)	0.1	64.3	(264.1)	(2,058.6)	10.7%	14.2%
Gross Profit	3,552.8	(0.0)	(52.9)	419.8	3,919.6	10.3%	11.8%
Selling, General and Administrative (SG&A)	(1,670.8)	0.0	56.9	(168.4)	(1,782.2)	6.7%	10.1%
Other operating income	173.9	-	(5.9)	(7.4)	160.6	-7.6%	-4.2%
Normalized Operating Income (normalized EBIT)	2,055.9	(0.0)	(1.9)	244.0	2,298.0	11.8%	11.9%
Special items above EBIT	(1.5)		(0.6)	(0.5)	(2.7)	71.7%	33.0%
Net Finance Results	(243.1)				48.1	-119.8%
Share of results of associates	0.2				0.1	-62.2%
Income Tax expense	(592.1)				(515.9)	-12.9%
Profit	1,219.3				1,827.7	49.9%
Attributable to AmBev holders	1,230.9				1,815.2	47.5%
Attributable to non-controlling interests	(11.6)				12.5	-207.9%
Normalized Profit	1,220.9				1,830.3	49.9%
Attributable to AmBev holders	1,232.5				1,817.8	47.5%

Normalized EBITDA	2,373.8	(0.0)	(10.7)	292.6	2,655.6	11.9%	12.3%

Consolidated Income Statement			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Net Revenue	16,415.4	21.7	(885.9)	2,226.7	17,778.0	8.3%	13.6%
Cost of Goods Sold (COGS)	(5,480.4)	(12.9)	398.5	(901.8)	(5,996.6)	9.4%	16.5%
Gross Profit	10,935.1	8.8	(487.4)	1,324.9	11,781.3	7.7%	12.1%
Selling, General and Administrative (SG&A)	(4,989.8)	(4.4)	307.8	(617.9)	(5,304.3)	6.3%	12.4%
Other operating income	377.6	(0.1)	1.8	(7.5)	371.7	-1.5%	-2.0%
Normalized Operating Income (normalized EBIT)	6,322.8	4.3	(177.8)	699.4	6,848.7	8.3%	11.1%
Special items above EBIT	200.1		6.0	(290.4)	(84.3)	nm	nm
Net Finance Results	(817.3)				(244.0)	-70.1%
Share of results of associates	0.5				0.0	-94.0%
Income Tax expense	(1,482.2)				(1,514.0)	2.1%
Profit	4,223.9				5,006.5	18.5%
Attributable to AmBev holders	4,195.2				4,975.6	18.6%
Attributable to non-controlling interests	28.8				30.9	7.3%
Normalized Profit	4,023.8				5,090.8	26.5%
Attributable to AmBev holders	3,995.1				5,059.9	26.7%

Normalized EBITDA	7,339.8	4.6	(249.2)	789.8	7,885.0	7.4%	10.8%

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AMBEV – CONSOLIDATED RESULTS

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

(*) Q3 2007 data derive from BR GAAP figures and are presented just for reference purposes.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Ambev Consolidated
The following table sets forth the consolidated results of Ambev for Q3 2010 and year to date 2010.
Ambev delivered Normalized EBITDA of R$2,655.6 million in the quarter as a result of double-digit top line growth supported by strong volume and price mainly in Brazil and LAS Beer and also helped by COGS and SG&A reduction in Canada. However, sugar hedges, higher cans and logistics costs versus last year adversely impacted our results in the period leading to an EBITDA margin contraction of 10 bps.
Our year to date Normalized EBITDA totaled R$7,885.0 million, representing a growth of 10.8% and a margin contraction of 110bps to 44.4%.

AmBev Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	36,345.1	-		2,936.2	39,281.2	8.1%	8.1%
Net Revenue	5,411.6	(0.1)	(117.3)	683.9	5,978.2	10.5%	12.6%
Net Revenue/hl	148.9	(0.0)	(3.0)	6.3	152.2	2.2%	4.2%
COGS	(1,858.8)	0.1	64.3	(264.1)	(2,058.6)	10.7%	14.2%
COGS/hl	(51.1)	0.0	1.6	(2.9)	(52.4)	2.5%	5.7%
Gross Profit	3,552.8	(0.0)	(52.9)	419.8	3,919.6	10.3%	11.8%
Gross Margin	65.7%				65.6%	-10 bps	-50 bps
SG&A excl. deprec.&amort.	(1,529.5)	0.0	52.1	(157.0)	(1,634.3)	6.9%	10.3%
SG&A deprec.&amort.	(141.3)	0.0	4.8	(11.4)	(147.9)	4.7%	8.1%
SG&A Total	(1,670.8)	0.0	56.9	(168.4)	(1,782.2)	6.7%	10.1%
Other operating income	173.9	-	(5.9)	(7.4)	160.6	-7.6%	-4.2%
Normalized EBIT	2,055.9	(0.0)	(1.9)	244.0	2,298.0	11.8%	11.9%
Normalized EBIT Margin	38.0%				38.4%	40 bps	-30 bps
Normalized EBITDA	2,373.8	(0.0)	(10.7)	292.6	2,655.6	11.9%	12.3%
Normalized EBITDA Margin	43.9%				44.4%	60 bps	-10 bps

AmBev Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	107,689.7	305.8		9,108.3	117,103.8	8.7%	8.5%
Net Revenue	16,415.4	21.7	(885.9)	2,226.7	17,778.0	8.3%	13.6%
Net Revenue/hl	152.4	(0.2)	(7.6)	7.2	151.8	-0.4%	4.7%
COGS	(5,480.4)	(12.9)	398.5	(901.8)	(5,996.6)	9.4%	16.5%
COGS/hl	(50.9)	0.0	3.4	(3.7)	(51.2)	0.6%	7.4%
Gross Profit	10,935.1	8.8	(487.4)	1,324.9	11,781.3	7.7%	12.1%
Gross Margin	66.6%				66.3%	-30 bps	-80 bps
SG&A excl. deprec.&amort.	(4,533.6)	(4.2)	279.5	(604.6)	(4,862.9)	7.3%	13.3%
SG&A deprec.&amort.	(456.2)	(0.1)	28.3	(13.4)	(441.5)	-3.2%	2.9%
SG&A Total	(4,989.8)	(4.4)	307.8	(617.9)	(5,304.3)	6.3%	12.4%
Other operating income	377.6	(0.1)	1.8	(7.5)	371.7	-1.5%	-2.0%
Normalized EBIT	6,322.8	4.3	(177.8)	699.4	6,848.7	8.3%	11.1%
Normalized EBIT Margin	38.5%				38.5%	bps	-80 bps
Normalized EBITDA	7,339.8	4.6	(249.2)	789.8	7,885.0	7.4%	10.8%
Normalized EBITDA Margin	44.7%				44.4%	-40 bps	-110 bps

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Latin America North (LAN)
Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business, as well as our businesses in the Hila-Ex countries.
LAN delivered Normalized EBITDA of R$1,861.2 million in the quarter representing a growth of 12.7% with margin contraction of 210 bps. Our year to date Normalized EBITDA totaled R$5,596.2 million, representing a growth of 13.7% and a margin contraction of 200 bps to 45.5%.

LAN Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	25,802.9			2,968.9	28,771.8	11.5%	11.5%
Net Revenue	3,517.3		(41.9)	635.1	4,110.5	16.9%	18.1%
Net Revenue/hl	136.3		(1.5)	8.0	142.9	4.8%	5.9%
COGS	(1,155.4)		31.7	(265.3)	(1,388.9)	20.2%	23.0%
COGS/hl	(44.8)		1.1	(4.6)	(48.3)	7.8%	10.3%
Gross Profit	2,361.9		(10.1)	369.8	2,721.5	15.2%	15.7%
Gross Margin	67.2%				66.2%	-90 bps	-140 bps
SG&A excl. deprec.&amort.	(993.3)		27.0	(174.3)	(1,140.6)	14.8%	17.5%
SG&A deprec.&amort.	(112.4)		2.9	(6.5)	(116.0)	3.2%	5.8%
SG&A Total	(1,105.7)		29.9	(180.8)	(1,256.7)	13.7%	16.4%
Other operating income	181.5		(3.2)	(12.7)	165.6	-8.7%	-7.0%
Normalized EBIT	1,437.6		16.6	176.3	1,630.5	13.4%	12.3%
Normalized EBIT Margin	40.9%				39.7%	-120 bps	-200 bps
Normalized EBITDA	1,643.1		9.9	208.2	1,861.2	13.3%	12.7%
Normalized EBITDA Margin	46.7%				45.3%	-140 bps	-210 bps

LAN Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	75,763.1			9,373.7	85,136.8	12.4%	12.4%
Net Revenue	10,516.8		(190.3)	1,983.3	12,309.8	17.0%	18.9%
Net Revenue/hl	138.8		(2.2)	8.0	144.6	4.2%	5.8%
COGS	(3,314.8)		128.0	(851.1)	(4,037.9)	21.8%	25.7%
COGS/hl	(43.8)		1.5	(5.2)	(47.4)	8.4%	11.8%
Gross Profit	7,202.0		(62.3)	1,132.3	8,271.9	14.9%	15.7%
Gross Margin	68.5%				67.2%	-130 bps	-180 bps
SG&A excl. deprec.&amort.	(2,984.8)		118.4	(528.1)	(3,394.6)	13.7%	17.7%
SG&A deprec.&amort.	(361.1)		13.5	4.7	(343.0)	-5.0%	-1.3%
SG&A Total	(3,345.9)		131.8	(523.5)	(3,737.6)	11.7%	15.6%
Other operating income	383.1		(2.8)	(0.2)	380.2	-0.8%	0.0%
Normalized EBIT	4,239.2		66.8	608.6	4,914.5	15.9%	14.4%
Normalized EBIT Margin	40.3%				39.9%	-40 bps	-150 bps
Normalized EBITDA	4,881.7		47.1	667.3	5,596.2	14.6%	13.7%
Normalized EBITDA Margin	46.4%				45.5%	-100 bps	-200 bps

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Ambev Brazil
Our Brazil business unit delivered Normalized EBITDA of R$1,882.6 million in the quarter, representing a growth of +15.4% and a margin contraction of 130 bps to 47.5%. Year to date our Normalized EBITDA totaled R$5,663.8 million, increasing 15.2% versus last year.
Our performance in Brazil for the period was driven by strong volume growth in both Beer and Soft Drinks businesses with prices increasing in line with inflation, partially offset by SG&A growth driven by higher logistics costs and COGS increase due to higher sugar hedges combined with more expensive imported cans, driving a EBITDA margin contraction of 130bps.

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	24,313.9			2,907.6	27,221.5	12.0%	12.0%
Net Revenue	3,341.7			623.6	3,965.4	18.7%	18.7%
Net Revenue/hl	137.4			8.2	145.7	6.0%	6.0%
COGS	(1,049.4)			(238.7)	(1,288.0)	22.7%	22.7%
COGS/hl	(43.2)			(4.2)	(47.3)	9.6%	9.6%
Gross Profit	2,292.4			385.0	2,677.3	16.8%	16.8%
Gross Margin	68.6%				67.5%	-110 bps	-110 bps
SG&A excl. deprec.&amort.	(902.8)			(163.7)	(1,066.5)	18.1%	18.1%
SG&A deprec.&amort.	(100.2)			(4.2)	(104.4)	4.2%	4.2%
SG&A Total	(1,002.9)			(167.9)	(1,170.9)	16.7%	16.7%
Other operating income	155.1			9.2	164.2	5.9%	5.9%
Normalized EBIT	1,444.5			226.2	1,670.7	15.7%	15.7%
Normalized EBIT Margin	43.2%				42.1%	-110 bps	-110 bps
Normalized EBITDA	1,631.1			251.5	1,882.6	15.4%	15.4%
Normalized EBITDA Margin	48.8%				47.5%	-130 bps	-130 bps

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	71,247.5			9,179.3	80,426.8	12.9%	12.9%
Net Revenue	9,972.9			1,898.6	11,871.5	19.0%	19.0%
Net Revenue/hl	140.0			7.6	147.6	5.5%	5.5%
COGS	(2,979.5)			(767.8)	(3,747.2)	25.8%	25.8%
COGS/hl	(41.8)			(4.8)	(46.6)	11.4%	11.4%
Gross Profit	6,993.4			1,130.9	8,124.3	16.2%	16.2%
Gross Margin	70.1%				68.4%	-170 bps	-170 bps
SG&A excl. deprec.&amort.	(2,687.6)			(467.8)	(3,155.4)	17.4%	17.4%
SG&A deprec.&amort.	(320.8)			10.4	(310.3)	-3.3%	-3.3%
SG&A Total	(3,008.4)			(457.3)	(3,465.7)	15.2%	15.2%
Other operating income	356.0			21.9	377.9	6.1%	6.1%
Normalized EBIT	4,341.0			695.4	5,036.5	16.0%	16.0%
Normalized EBIT Margin	43.5%				42.4%	-110 bps	-110 bps
Normalized EBITDA	4,918.5			745.3	5,663.8	15.2%	15.2%
Normalized EBITDA Margin	49.3%				47.7%	-160 bps	-160 bps

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Beer Brazil

Beer Brazil Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	18,018.1			2,253.2	20,271.3	12.5%	12.5%
Net Revenue	2,752.7			537.2	3,289.9	19.5%	19.5%
Net Revenue/hl	152.8			9.5	162.3	6.2%	6.2%
COGS	(813.9)			(175.0)	(988.9)	21.5%	21.5%
COGS/hl	(45.2)			(3.6)	(48.8)	8.0%	8.0%
Gross Profit	1,938.9			362.2	2,301.0	18.7%	18.7%
Gross Margin	70.4%				69.9%	-50 bps	-50 bps
SG&A excl. deprec.&amort.	(788.9)			(152.9)	(941.7)	19.4%	19.4%
SG&A deprec.&amort.	(76.2)			(3.5)	(79.7)	4.6%	4.6%
SG&A Total	(865.0)			(156.4)	(1,021.4)	18.1%	18.1%
Other operating income	121.9			7.9	129.8	6.4%	6.4%
Normalized EBIT	1,195.8			213.6	1,409.4	17.9%	17.9%
Normalized EBIT Margin	43.4%				42.8%	-60 bps	-60 bps
Normalized EBITDA	1,340.6			229.6	1,570.2	17.1%	17.1%
Normalized EBITDA Margin	48.7%				47.7%	-100 bps	-100 bps

Beer Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	52,527.0			7,386.6	59,913.6	14.1%	14.1%
Net Revenue	8,205.9			1,662.9	9,868.7	20.3%	20.3%
Net Revenue/hl	156.2			8.5	164.7	5.4%	5.4%
COGS	(2,293.4)			(558.1)	(2,851.4)	24.3%	24.3%
COGS/hl	(43.7)			(3.9)	(47.6)	9.0%	9.0%
Gross Profit	5,912.5			1,104.8	7,017.3	18.7%	18.7%
Gross Margin	72.1%				71.1%	-90 bps	-90 bps
SG&A excl. deprec.&amort.	(2,339.1)			(447.5)	(2,786.6)	19.1%	19.1%
SG&A deprec.&amort.	(243.7)			6.6	(237.1)	-2.7%	-2.7%
SG&A Total	(2,582.8)			(440.9)	(3,023.7)	17.1%	17.1%
Other operating income	271.1			30.6	301.7	11.3%	11.3%
Normalized EBIT	3,600.7			694.5	4,295.3	19.3%	19.3%
Normalized EBIT Margin	43.9%				43.5%	-40 bps	-40 bps
Normalized EBITDA	4,047.7			729.3	4,777.1	18.0%	18.0%
Normalized EBITDA Margin	49.3%				48.4%	-90 bps	-90 bps

Our beer volumes in Brazil grew 12.5% during Q3 2010 driven by industry growth combined with a higher average market share in the quarter (+170 bps according to Nielsen) mainly as a result of the continued solid performance of our innovations.
Net Revenue/hl increased 6.2% in Q3 2010 mainly due to our price increases in line with inflation and positive impact from higher direct distribution.
COGS/hl increased by 8.0% in the quarter due to higher can mix and packaging costs mainly as a result of imported cans and partially offset by gains in aluminum hedges.
SG&A, excluding depreciation and amortization, increased by 19.4% in the period due to volume growth, general inflation, increased direct distribution, commercial expenses and higher logistic costs mainly as a result of change in sales mix towards the North and Northeast of the country.
Beer Brazil Normalized EBITDA increased by 17.1% reaching R$1,570.2 million in the quarter with year to date growth reaching 18.0%.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

CSD & NANC Brazil

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	6,295.8			654.4	6,950.2	10.4%	10.4%
Net Revenue	589.0			86.5	675.5	14.7%	14.7%
Net Revenue/hl	93.6			3.6	97.2	3.9%	3.9%
COGS	(235.5)			(63.7)	(299.2)	27.0%	27.0%
COGS/hl	(37.4)			(5.6)	(43.0)	15.1%	15.1%
Gross Profit	353.5			22.8	376.3	6.5%	6.5%
Gross Margin	60.0%				55.7%	-430 bps	-430 bps
SG&A excl. deprec.&amort.	(113.9)			(10.9)	(124.8)	9.5%	9.5%
SG&A deprec.&amort.	(24.0)			(0.7)	(24.7)	3.0%	3.0%
SG&A Total	(137.9)			(11.6)	(149.5)	8.4%	8.4%
Other operating income	33.2			1.3	34.5	3.9%	3.9%
Normalized EBIT	248.8			12.5	261.3	5.0%	5.0%
Normalized EBIT Margin	42.2%				38.7%	-360 bps	-360 bps
Normalized EBITDA	290.5			21.9	312.3	7.5%	7.5%
Normalized EBITDA Margin	49.3%				46.2%	-310 bps	-310 bps

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	18,720.6			1,792.6	20,513.2	9.6%	9.6%
Net Revenue	1,767.0			235.8	2,002.8	13.3%	13.3%
Net Revenue/hl	94.4			3.2	97.6	3.4%	3.4%
COGS	(686.1)			(209.7)	(895.8)	30.6%	30.6%
COGS/hl	(36.7)			(7.0)	(43.7)	19.2%	19.2%
Gross Profit	1,080.9			26.1	1,107.0	2.4%	2.4%
Gross Margin	61.2%				55.3%	-590 bps	-590 bps
SG&A excl. deprec.&amort.	(348.5)			(20.3)	(368.8)	5.8%	5.8%
SG&A deprec.&amort.	(77.1)			3.8	(73.3)	-4.9%	-4.9%
SG&A Total	(425.6)			(16.5)	(442.0)	3.9%	3.9%
Other operating income	85.0			(8.7)	76.3	-10.2%	-10.2%
Normalized EBIT	740.3			0.9	741.2	0.1%	0.1%
Normalized EBIT Margin	41.9%				37.0%	-490 bps	-490 bps
Normalized EBITDA	870.8			16.0	886.8	1.8%	1.8%
Normalized EBITDA Margin	49.3%				44.3%	-500 bps	-500 bps

Our CSD&Nanc Brazil business posted volume growth of 10.4% as a result of better industry conditions and stable market share.
Net Revenues/hl grew 3.9% in the period driven by price increases slightly below inflation.
COGS/hl increased by 15.1% due to higher sugar prices and packaging costs as a result of higher PET resin prices and imported cans.
SG&A, excluding depreciation and amortization, increased 9.5% as a result of volume increase, general inflation and higher logistic costs.

CSD & Nanc Brazil Normalized EBITDA increased by 7.5 % and reached R$312.3 million in the quarter with year-to-date growth reaching 1.8%.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

HILA-ex Consolidated

HILA-Ex Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl) - Total	1,489.1			61.2	1,550.3	4.1%	4.1%
Beer Volume ('000 hl)	629.5			44.7	674.2	7.1%	7.1%
CSD Volume ('000 hl)	859.5			16.6	876.1	1.9%	1.9%
Net Revenue	175.6		(41.9)	11.4	145.1	-17.3%	6.5%
Net Revenue/hl	117.9		(27.0)	2.7	93.6	-20.6%	2.3%
COGS	(106.1)		31.7	(26.6)	(100.9)	-4.9%	25.1%
COGS/hl	(71.2)		20.5	(14.3)	(65.1)	-8.6%	20.1%
Gross Profit	69.5		(10.1)	(15.2)	44.2	-36.4%	-21.8%
Gross Margin	39.6%				30.5%	nm	nm
SG&A excl. deprec.&amort.	(90.6)		27.0	(10.6)	(74.2)	-18.1%	11.7%
SG&A deprec.&amort.	(12.2)		2.9	(2.3)	(11.6)	-4.8%	18.9%
SG&A Total	(102.8)		29.9	(12.9)	(85.8)	-16.5%	12.5%
Other operating income/expenses	26.4		(3.2)	(21.8)	1.4	-94.8%	-82.8%
Normalized EBIT	(6.9)		16.6	(49.9)	(40.2)	nm	nm
Normalized EBIT Margin	-3.9%				-27.7%	nm	nm
Normalized EBITDA	12.0		9.9	(43.3)	(21.4)	nm	nm
Normalized EBITDA Margin	6.8%				-14.7%	nm	nm

HILA-Ex Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl) - Total	4,515.5			194.4	4,710.0	4.3%	4.3%
Beer Volume ('000 hl)	1,832.2			56.2	1,888.5	3.1%	3.1%
CSD Volume ('000 hl)	2,683.3			138.2	2,821.5	5.2%	5.2%
Net Revenue	543.9		(190.3)	84.7	438.3	-19.4%	15.6%
Net Revenue/hl	120.5		(40.4)	13.0	93.1	-22.7%	10.8%
COGS	(335.4)		128.0	(83.3)	(290.7)	-13.3%	24.8%
COGS/hl	(74.3)		27.2	(14.6)	(61.7)	-16.9%	19.7%
Gross Profit	208.5		(62.3)	1.4	147.6	-29.2%	0.7%
Gross Margin	38.3%				33.7%	nm	nm
SG&A excl. deprec.&amort.	(297.2)		118.4	(60.4)	(239.2)	-19.5%	20.3%
SG&A deprec.&amort.	(40.4)		13.5	(5.8)	(32.7)	-19.1%	14.3%
SG&A Total	(337.5)		131.8	(66.1)	(271.8)	-19.5%	19.6%
Other operating income/expenses	27.1		(2.8)	(22.1)	2.3	-91.7%	-81.4%
Normalized EBIT	(101.9)		66.8	(86.8)	(122.0)	nm	nm
Normalized EBIT Margin	-18.7%				-27.8%	nm	nm
Normalized EBITDA	(36.8)		47.1	(78.0)	(67.7)	nm	nm
Normalized EBITDA Margin	-6.8%				-15.4%	nm	nm

HILA-ex volumes increased by 4.1% in Q3 2010 as a result of industry growth in most countries in which we operate, partially offset by Venezuela beer volumes decrease.
Net Revenue per hectoliter was up 2.3% due to the timing of our price increases during the year while the price increase year to date compared to same period last year is in line with inflation for the region.
COGS/hl increased by 20.1% in the quarter mainly as a result of currency devaluation pressure in Venezuela and sugar costs.
SG&A expenses, excluding depreciation and amortization, increased by 11.7% in the quarter, mainly as a result of inflationary pressures in Venezuela. HILA’s EBITDA decreased by R$43.3 million in the quarter mainly due to Venezuela’s results and tough comparison related to a gain of R$16.4 million arising from the sale of a real state property in Dominican Republic last year.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Latin America South (LAS) - Quinsa
Our LAS operation improved its beer volume performance as a result of industry growth in most of our operations, with market shares stable or growing in all countries. Our soft-drinks unit faced a tough scenario, with industry down and cost pressures. We achieved an EBITDA growth of 16.8% and a consolidated EBITDA of R$349.4 million in the quarter, while our EBITDA margin reached 41.0%.

LAS Results			Currency	Organic		% As	%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported	Organic
Volume ('000 hl)	7,208.1	-		148.7	7,356.8	2.1%	2.1%
Net Revenue	779.2	(0.1)	(57.2)	130.3	852.2	9.4%	16.7%
Net Revenue/hl	108.1	(0.0)	(7.8)	15.5	115.8	7.2%	14.4%
COGS	(322.5)	0.1	26.3	(59.3)	(355.5)	10.2%	18.4%
COGS/hl	(44.7)	0.0	3.6	(7.2)	(48.3)	8.0%	16.0%
Gross Profit	456.6	(0.0)	(30.9)	71.1	496.8	8.8%	15.6%
Gross Margin	58.6%				58.3%	-30 bps	-60 bps
SG&A excl. deprec.&amort.	(188.5)	0.0	18.7	(25.8)	(195.5)	3.7%	13.7%
SG&A deprec.&amort.	(17.2)	0.0	1.8	(2.9)	(18.3)	6.6%	16.8%
SG&A Total	(205.7)	0.0	20.5	(28.7)	(213.8)	4.0%	13.9%
Other operating income/expenses	(7.7)	-	(2.7)	5.4	(5.0)	-35.5%	-70.5%
Normalized EBIT	243.3	(0.0)	(13.1)	47.8	278.0	14.3%	19.7%
Normalized EBIT Margin	31.2%				32.6%	140 bps	80 bps
Normalized EBITDA	312.0	(0.0)	(15.0)	52.4	349.4	12.0%	16.8%
Normalized EBITDA Margin	40.0%				41.0%	90 bps	bps

LAS Results			Currency	Organic		% As	%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported	Organic
Volume ('000 hl)	23,049.3	305.8		(33.5)	23,321.6	1.2%	-0.1%
Net Revenue	2,765.4	21.7	(560.1)	393.2	2,620.2	-5.3%	14.2%
Net Revenue/hl	120.0	(0.6)	(24.0)	17.0	112.4	-6.4%	14.2%
COGS	(1,111.2)	(12.9)	227.3	(155.0)	(1,051.9)	-5.3%	14.0%
COGS/hl	(48.2)	0.1	9.7	(6.7)	(45.1)	-6.4%	13.9%
Gross Profit	1,654.2	8.8	(332.8)	238.2	1,568.4	-5.2%	14.4%
Gross Margin	59.8%				59.9%	bps	10 bps
SG&A excl. deprec.&amort.	(576.7)	(4.2)	117.9	(95.7)	(558.8)	-3.1%	16.6%
SG&A deprec.&amort.	(56.6)	(0.1)	12.6	(8.9)	(53.0)	-6.3%	15.7%
SG&A Total	(633.3)	(4.4)	130.5	(104.6)	(611.8)	-3.4%	16.5%
Other operating income/expenses	(9.2)	(0.1)	4.6	(4.9)	(9.6)	4.5%	53.6%
Normalized EBIT	1,011.7	4.3	(197.6)	128.6	946.9	-6.4%	12.7%
Normalized EBIT Margin	36.6%				36.1%	-40 bps	-50 bps
Normalized EBITDA	1,238.3	4.6	(242.5)	155.9	1,156.3	-6.6%	12.6%
Normalized EBITDA Margin	44.8%				44.1%	-60 bps	-60 bps

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

LAS Beer

LAS Beer			Currency	Organic		% As		%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported		Organic
Volume ('000 hl)	4,236.0	-		215.3	4,451.4	5.1%		5.1%
Net Revenue	564.2	(0.1)	(37.3)	95.8	622.6	10.4%		17.0%
Net Revenue/hl	133.2	(0.0)	(8.4)	15.1	139.9	5.0%		11.3%
COGS	(199.6)	0.0	14.9	(23.9)	(208.5)	4.5%		12.0%
COGS/hl	(47.1)	0.0	3.3	(3.1)	(46.8)	-0.6%		6.5%
Gross Profit	364.6	(0.0)	(22.4)	71.9	414.1	13.6%		19.7%
Gross Margin	64.6%				66.5%	190	bps	150	bps
SG&A excl. deprec.&amort.	(136.4)	0.0	11.9	(18.1)	(142.6)	4.5%		13.3%
SG&A deprec.&amort.	(8.8)		0.9	(2.8)	(10.7)	22.0%		32.2%
SG&A Total	(145.1)	0.0	12.8	(20.9)	(153.2)	5.6%		14.4%
Other operating income/expenses	(8.2)		(2.4)	6.7	(3.9)	-52.7%		-81.4%
Normalized EBIT	211.3	(0.0)	(12.0)	57.7	257.0	21.6%		27.3%
Normalized EBIT Margin	37.4%				41.3%	380	bps	330	bps
Normalized EBITDA	263.9	(0.0)	(11.8)	60.4	312.5	18.4%		22.9%
Normalized EBITDA Margin	46.8%				50.2%	340	bps	240	bps

LAS Beer			Currency	Organic		% As		%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported		Organic
Volume ('000 hl)	13,795.0	20.4		469.1	14,284.5	3.5%		3.4%
Net Revenue	1,999.8	6.3	(389.4)	305.0	1,921.7	-3.9%		15.3%
Net Revenue/hl	145.0	0.2	(27.3)	16.6	134.5	-7.2%		11.4%
COGS	(654.5)	(3.6)	119.6	(76.4)	(614.9)	-6.1%		11.7%
COGS/hl	(47.4)	(0.2)	8.4	(3.8)	(43.0)	-9.3%		8.0%
Gross Profit	1,345.3	2.7	(269.8)	228.6	1,306.8	-2.9%		17.0%
Gross Margin	67.3%				68.0%	70	bps	100	bps
SG&A excl. deprec.&amort.	(424.1)	(0.8)	81.1	(58.2)	(402.0)	-5.2%		13.7%
SG&A deprec.&amort.	(28.8)		6.6	(7.9)	(30.1)	4.6%		27.5%
SG&A Total	(453.0)	(0.8)	87.8	(66.1)	(432.1)	-4.6%		14.6%
Other operating income/expenses	(9.2)		4.6	(4.4)	(8.9)	-2.8%		47.4%
Normalized EBIT	883.2	1.9	(177.5)	158.2	865.8	-2.0%		17.9%
Normalized EBIT Margin	44.2%				45.1%	90	bps	100	bps
Normalized EBITDA	1,055.5	1.9	(210.1)	181.3	1,028.6	-2.6%		17.2%
Normalized EBITDA Margin	52.8%				53.5%	70	bps	90	bps

Beer volumes grew 5.1% in the quarter, reflecting a better performance in most of our markets despite a still soft industry in Argentina. We were able to either maintain or grow our market share within the region with strong communication and support to our mainstream and premium brands.
Net Revenue/hl grew 11.3% in the quarter driven by price increases in line with inflation for the region. In addition, Stella Artois and our local premium brands continued to show a solid performance, contributing to our average sales price growth.

COGS/hl increased 6.5% in the period, which is below the average level of inflation in the region. We achieved higher productivity in our plants and favorable hedges, compensating the continuous pressure of increasing labor costs.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

SG&A, excluding depreciation, and amortization increased 13.3% in the quarter driven by general inflation, higher personnel-related expenses and a strong marketing support to our brands, which were compensated by lower bonus accrual.

Quinsa Beer EBITDA increased 22.9% in the quarter totaling R$312.5 million, with EBITDA margin increasing by 240 bps.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

LAS CSD & NANC

LAS CSD&Nanc			Currency	Organic		% As		%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported		Organic
Volume ('000 hl)	2,972.0	-		(66.7)	2,905.4	-2.2%		-2.2%
Net Revenue	215.0	(0.0)	(19.8)	34.5	229.6	6.8%		16.0%
Net Revenue/hl	72.3	(0.0)	(6.8)	13.5	79.0	9.2%		18.7%
COGS	(123.0)	0.0	11.1	(35.1)	(147.0)	19.5%		28.5%
COGS/hl	(41.4)	0.0	3.8	(13.0)	(50.6)	22.2%		31.5%
Gross Profit	92.0	(0.0)	(8.7)	(0.6)	82.7	-10.2%		-0.7%
Gross Margin	42.8%				36.0%	-680	bps	-620	bps
SG&A excl. deprec.&amort.	(52.1)	0.0	6.8	(7.6)	(53.0)	1.6%		14.6%
SG&A deprec.&amort.	(8.4)	0.0	0.9	(0.1)	(7.6)	-9.5%		0.8%
SG&A Total	(60.5)	0.0	7.7	(7.7)	(60.6)	0.0%		12.7%
Other operating income/expenses	0.5	-	0.0	(1.6)	(1.1)	-297.6%		-300.2%
Normalized EBIT	32.0	(0.0)	(1.0)	(10.0)	21.0	-34.3%		-31.1%
Normalized EBIT Margin	14.9%				9.2%	-570	bps	-610	bps
Normalized EBITDA	48.1	(0.0)	(2.9)	(8.4)	36.8	-23.4%		-17.4%
Normalized EBITDA Margin	22.4%				16.0%	-630	bps	-640	bps

LAS CSD&Nanc			Currency	Organic		% As		%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported		Organic
Volume ('000 hl)	9,254.3	285.4		(502.6)	9,037.2	-2.3%		-5.4%
Net Revenue	765.6	15.4	(170.6)	88.2	698.5	-8.8%		11.5%
Net Revenue/hl	82.7	(0.9)	(18.9)	14.3	77.3	-6.6%		17.3%
COGS	(456.7)	(9.3)	107.7	(78.7)	(437.0)	-4.3%		17.2%
COGS/hl	(49.4)	0.5	11.9	(11.4)	(48.4)	-2.0%		23.1%
Gross Profit	308.9	6.1	(62.9)	9.5	261.5	-15.3%		3.1%
Gross Margin	40.3%				37.4%	-290	bps	-310	bps
SG&A excl. deprec.&amort.	(152.6)	(3.4)	36.7	(37.5)	(156.8)	2.8%		24.6%
SG&A deprec.&amort.	(27.8)	(0.1)	6.0	(1.0)	(22.9)	-17.6%		3.6%
SG&A Total	(180.4)	(3.6)	42.8	(38.5)	(179.7)	-0.4%		21.4%
Other operating income/expenses	0.0	(0.1)	(0.0)	(0.6)	(0.7)	nm		nm
Normalized EBIT	128.5	2.4	(20.2)	(29.6)	81.2	-36.8%		-23.0%
Normalized EBIT Margin	16.8%				11.6%	-520	bps	-520	bps
Normalized EBITDA	182.7	2.7	(32.4)	(25.4)	127.7	-30.1%		-13.9%
Normalized EBITDA Margin	23.9%				18.3%	-560	bps	-540	bps

CSD & Nanc volumes in Quinsa declined by 2.2% in the period driven by an industry contraction despite higher market share.

Net Revenues/hl registered a growth of 18.7% in the quarter, as a result of price increases in line with inflation.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

COGS/hl increased by 31.5% in the quarter mainly as a result of higher sugar, PET, juices and labor costs and general inflation.

SG&A expenses, excluding depreciation and amortization, increased 14.6%, mostly as a result of personnel and transportation costs, general inflation and investments behind our brands.

Quinsa CSD & NANC Normalized EBITDA decreased 17.4% in the quarter, reflecting the poor industry performance and the increasing prices of raw materials.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Canada – Labatt

Canada Results			Currency	Organic		% As		%
R$ million	3Q09	Scope	Translation	Growth	3Q10	Reported		Organic
Volume ('000 hl)	3,334.1			(181.4)	3,152.7	-5.4%		-5.4%
Net Revenue	1,115.1		(18.2)	(81.5)	1,015.4	-8.9%		-7.3%
Net Revenue/hl	334.5		(5.8)	(6.6)	322.1	-3.7%		-2.0%
COGS	(380.9)		6.3	60.4	(314.2)	-17.5%		-15.9%
COGS/hl	(114.2)		2.0	12.6	(99.6)	-12.8%		-11.0%
Gross Profit	734.3		(11.9)	(21.1)	701.3	-4.5%		-2.9%
Gross Margin	65.8%				69.1%	320	bps	320	bps
SG&A excl. deprec.&amort.	(347.6)		6.4	43.1	(298.2)	-14.2%		-12.4%
SG&A deprec.&amort.	(11.8)		0.2	(2.0)	(13.6)	15.5%		16.9%
SG&A Total	(359.4)		6.6	41.1	(311.7)	-13.3%		-11.4%
Other operating income/expenses	0.1		0.0	(0.1)	0.0	-91.8%		-92.5%
Normalized EBIT	375.0		(5.3)	19.9	389.6	3.9%		5.3%
Normalized EBIT Margin	33.6%				38.4%	470	bps	460	bps
Normalized EBITDA	418.7		(5.6)	32.0	445.1	6.3%		7.6%
Normalized EBITDA Margin	37.5%				43.8%	630	bps	610	bps

Canada Results			Currency	Organic		% As		%
R$ million	YTD09	Scope	Translation	Growth	YTD10	Reported		Organic
Volume ('000 hl)	8,877.4			(231.9)	8,645.4	-2.6%		-2.6%
Net Revenue	3,133.2		(135.5)	(149.8)	2,848.0	-9.1%		-4.8%
Net Revenue/hl	352.9		(15.7)	(7.9)	329.4	-6.7%		-2.2%
COGS	(1,054.3)		43.1	104.3	(906.9)	-14.0%		-9.9%
COGS/hl	(118.8)		5.0	8.9	(104.9)	-11.7%		-7.5%
Gross Profit	2,078.9		(92.3)	(45.5)	1,941.1	-6.6%		-2.2%
Gross Margin	66.4%				68.2%	180	bps	180	bps
SG&A excl. deprec.&amort.	(972.1)		43.3	19.3	(909.5)	-6.4%		-2.0%
SG&A deprec.&amort.	(38.4)		2.2	(9.1)	(45.4)	18.2%		23.8%
SG&A Total	(1,010.5)		45.4	10.2	(955.0)	-5.5%		-1.0%
Other operating income/expenses	3.6		(0.0)	(2.4)	1.2	-68.2%		-66.9%
Normalized EBIT	1,072.0		(46.9)	(37.8)	987.3	-7.9%		-3.5%
Normalized EBIT Margin	34.2%				34.7%	50	bps	50	bps
Normalized EBITDA	1,219.8		(53.9)	(33.3)	1,132.6	-7.1%		-2.7%
Normalized EBITDA Margin	38.9%				39.8%	80	bps	80	bps

Third quarter volumes decreased by 5.4%, as the Canadian beer industry contracted 2.4% and Labatt lost 110 bps of domestic share versus 3Q09, which was on the other hand 30bps above 2Q10 average.
Net Revenue/hl decreased by 2.0% in the quarter, as the result of higher sales tax in Ontario (since July 1st), an incremental promotional grid implemented in the quarter and higher export mix.
COGS/hl decreased by 11.0% in Q3 2010, primarily due to significantly lower commodity hedges (mainly aluminum, corn and rice) combined with continued focus on improvement in production efficiencies and the benefit of closing our Hamilton brewery.
SG&A expenses, excluding depreciation and amortization, decreased by 12.4% in Q3 2010 as a result of lower sales volume and reduced variable compensation expense.
Normalized EBITDA increased by 7.6% in the quarter resulting in an EBITDA margin increase of 610 bps. Year-to-date variation was -2.7%.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Other Operating Income/ (Expenses)
Other operating income decreased R$13.3 million in the quarter basically as a result of a positive impact in 3Q09 related to the reversal of a provision for losses related to minority interest in subsidiaries “buy out of minority shareholder in the Dominican Republic in Q3 2009”, offset by higher tax credits and Government grants recorded by the Company during this quarter.

Other operating income/(expenses)	3Q10	3Q09	YTD10	YTD09

R$ million

Government grants	112.2	78.7	284.0	189.7
Tax recoverable	31.7	18.2	40.8	81.5
(Additions to)/Reversals of provisions	(1.2)	12.5	(10.3)	5.6
Net gain on disposal of property, plant and equipment and intangible assets	1.1	16.3	4.7	20.8

Other operating income/(expenses)	16.7	48.2	52.6	79.9

	160.6	173.9	371.7	377.6

Special items
Special items totaled R$2.7 million net losses in Q3 2010 compared to R$1.5 million special losses in Q3 2009, while the year to date results were affected by losses related to Labatt Hamilton brewery closure expenses compared to gains from perpetual license for Labatt brands in the USA in 2009.

Special items	3Q10	3Q09	YTD10	YTD09

R$ million

Restructuring	(3.0)	(1.5)	(34.9)	(39.4)
Labatt brands indemnity	-	-	-	239.4
Labatt Hamilton Brewery closure expenses	0.4	-	(46.7)	-
Other	(0.0)	-	(2.7)	-

	(2.7)	(1.5)	(84.3)	200.1

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Net Finance Results
Ambev’s net finance result improved by R$291.2 million in Q3 2010 mainly because of: (i) lower net interest expense, (ii) gains with respect to derivative instruments, which relate to the results of our ongoing hedging policy, and (iii) gains on non-derivative instruments related to currency effects over trade payables mainly in Venezuela.

Net Finance Results	3Q10	3Q09	YTD 10	YTD 09
R$ million

Interest income	136.6	53.1	308.4	123.9
Interest expenses	(172.6)	(178.4)	(488.9)	(666.4)
Gains/(losses) on derivative instruments	95.4	(37.0)	41.1	(117.3)
Gains/(losses) on non-derivative instruments	24.3	(42.9)	1.2	(45.2)
Taxes on financial transactions	(7.8)	(10.4)	(28.1)	(34.8)
Other financial costs, net	(27.9)	(27.5)	(77.7)	(77.6)

Net Finance Results	48.1	(243.1)	(244.0)	(817.3)
	September 2010			December 2009
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	1,184.8	2,816.4	4,001.2	359.9	4,009.6	4,369.5
Foreign Currency	410.8	2,473.5	2,884.3	441.2	2,450.6	2,891.8
Consolidated Debt	1,595.7	5,289.9	6,885.6	801.1	6,460.2	7,261.2

Cash and Equivalents			7,887.1			4,042.9
Short-Term Investiments			-			-

Net Debt			(1,001.5)			3,218.3

The Company’s total debt decreased from R$7,261.2 million in December 2009 to R$6,885.6 million in September 2010. Despite our Net Debt position is close to R$ 1 billion negative on September 30 th we have payout R$ 2 billion dividend and IOC payment on October 14 th.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Provision for Income Tax & Social Contribution
Our weighted nominal tax rate was 32.7% in the period compared to 32.3% in Q3 2009. The effective tax rate in Q3 2010 was 22.0% compared to Q3 2009 rate of 32.7%. The difference between both quarters is mainly due to lower withholding tax on dividends received from our subsidiaries abroad and higher non taxable gain, mainly government grant and lower non-deductible expenses.
The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	3Q10	3Q09	YTD 10	YTD 09
R$ million

Profit before tax	2,343.5	1,811.5	6,520.4	5,706.1

Adjustment on taxable basis
Non-taxable net financial and other income	(137.6)	(75.8)	(380.6)	(527.3)
Non-taxable intercompany dividends	-	(0.0)	-	(0.6)
Goverment grants related to sales taxes	(88.3)	(58.5)	(260.0)	(169.6)
Hedge Results	0.3	9.7	5.3	214.1
Expenses not deductible for tax purposes	55.0	65.6	148.1	231.5
	2,172.9	1,752.5	6,033.1	5,454.1
Aggregated weighted nominal tax rate	32.7%	32.3%	32.8%	32.4%
Taxes – nominal rate	(711.0)	(566.0)	(1,979.5)	(1,766.6)

Adjustment on tax expense
Goverment grant - income taxes	36.6	27.1	127.6	137.8
Deductible interest attributed to shareholders	95.5	85.8	299.6	258.9
Tax saving from goodwill amortization on tax books	31.5	34.0	95.7	110.1
Withholding tax	(29.6)	(91.9)	(87.2)	(109.2)
Not-deductible losses in operations abroad	(10.5)	-	(25.1)	-
Other tax adjustments	71.7	(81.0)	54.9	(113.2)
Income tax and social contribution expense	(515.9)	(592.1)	(1,514.0)	(1,482.2)
Effective tax rate	22.0%	32.7%	23.2%	26.0%

Non-controlling Interest
Non-controlling interest in subsidiaries corresponded to a total expense of R$12.5 million in Q3 2010 compared to an income of R$11.6 million in Q3 2009.

Profit
Ambev posted a profit of R$1,815.2 million in the period compared to R$1,230.9 million during the same period last year, an increase of 47.5%. Excluding special items (mainly restructuring costs), our net profit also increased by 47.5% to R$1,817.8 million due to higher EBITDA, better financial results and lower effective tax rate.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Reconciliation between Normalized EBITDA and Profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net Finance Results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	3Q10	3Q09	YTD 10	YTD 09
Profit - AmBev holders	1,815.2	1,230.9	4,975.6	4,195.2
Non-controlling interest	12.5	(11.6)	30.9	28.8
Income tax expense	515.9	592.1	1,514.0	1,482.2
Profit Before Taxes	2,343.5	1,811.5	6,520.4	5,706.1
Share of results of associates	(0.1)	(0.2)	(0.0)	(0.5)
Net Finance Results	(48.1)	243.1	244.0	817.3
Special items	2.7	1.5	84.3	(200.1)
Normalized EBIT	2,298.0	2,055.9	6,848.7	6,322.8
Depreciation & Amortization - total	357.4	317.9	1,070.6	1,017.0
Depreciation & Amortization - special items	(0.2)	-	34.3	-
Normalized EBITDA	2,655.6	2,373.8	7,885.0	7,339.8

Shareholding Structure

The table below shows Ambev’s shareholding structure as of September 30, 2010.
AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	258,073,843	74.0%	125,723,064	46.2%	383,796,907	61.8%
FAHZ	59,305,182	17.0%	0	0.0%	59,305,182	9.6%
Market	31,285,660	9.0%	146,208,132	53.8%	177,493,792	28.6%
Outstanding	348,664,685	100.0%	271,931,196	100.0%	620,595,881	100.0%
Treasury	113,053		163,274		276,327
TOTAL	348,777,738		272,094,470		620,872,208
Free float BM&FBovespa	30,464,467	8.7%	93,881,203	34.5%	124,345,670	20.0%
Free float NYSE	821,193	0.2%	52,326,929	19.2%	53,148,122	8.6%

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR) TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2010	IFRS

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

Q3 2010 EARNINGS CONFERENCE CALL

Speakers:	João Castro Neves Chief Executive Officer for Ambev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	November 3rd, 2010 (Wednesday)

Time:	13:00 (Brasília time) 11:00 (EDT)

Phone number:	US participants	+ 1 (877) 317-6776
	International participants	+ 1 (412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mz-ir.com/publico.aspx?codplataforma=2256

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website: http://webcast.mz-ir.com/publico.aspx?codplataforma=2256. For Playback through telephone: Participants calling from USA: +1 (877) 344-7529/ Participants calling from other countries: +1 (412) 317-0088/ Code: 445432# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Eduardo Salles	Rafael Ávila
(5511) 2122-1415	(5511) 2122-1414
ir@Ambev.com.br	acrmba@Ambev.com.br

www.Ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	3Q10	3Q09%		3Q10	3Q09%		3Q10	3Q09%		3Q10	3Q09%		3Q10	3Q09%		3Q10	3Q09%		3Q10	3Q09%
Volumes (000 hl)	20,271	18,018	12.5%	6,950	6,296	10.4%	27,222	24,314	12.0%	7,357	7,208	2.1%	1,550	1,489	4.1%	3,153	3,334	-5.4%	39,281	36,345	8.1%

R$ million
Net Sales	3,289.9	2,752.7	19.5%	675.5	589.0	14.7%	3,965.4	3,341.7	18.7%	852.2	779.2	16.7%	145.1	175.6	6.5%	1,015.4	1,115.1	-7.3%	5,978.2	5,411.6	12.6%
% of Total	55.0%	50.9%		11.3%	10.9%		66.3%	61.8%		14.3%	14.4%		2.4%	3.2%		17.0%	20.6%		100.0%	100.0%
COGS	(988.9)	(813.9)	21.5%	(299.2)	(235.5)	27.0%	(1,288.0)	(1,049.4)	22.7%	(355.5)	(322.5)	18.4%	(100.9)	(106.1)	25.1%	(314.2)	(380.9)	-15.9%	(2,058.6)	(1,858.8)	14.2%
% of Total	48.0%	43.8%		14.5%	12.7%		62.6%	56.5%		17.3%	17.4%		4.9%	5.7%		15.3%	20.5%		100.0%	100.0%
Gross Profit	2,301.0	1,938.9	18.7%	376.3	353.5	6.5%	2,677.3	2,292.4	16.8%	496.8	456.6	15.6%	44.2	69.5	-21.8%	701.3	734.3	-2.9%	3,919.6	3,552.8	11.8%
% of Total	58.7%	54.6%		9.6%	9.9%		68.3%	64.5%		12.7%	12.9%		1.1%	2.0%		17.9%	20.7%		100.0%	100.0%
SG&A	(1,021.4)	(865.0)	18.1%	(149.5)	(137.9)	8.4%	(1,170.9)	(1,002.9)	16.7%	(213.8)	(205.7)	13.9%	(85.8)	(102.8)	12.5%	(311.7)	(359.4)	-11.4%	(1,782.2)	(1,670.8)	10.1%
% of Total	57.3%	51.8%		8.4%	8.3%		65.7%	60.0%		12.0%	12.3%		4.8%	6.2%		17.5%	21.5%		100.0%	100.0%
Other operating income/(expenses)	129.8	121.9	6.4%	34.5	33.2	3.9%	164.2	155.1	5.9%	(5.0)	(7.7)	-70.5%	1.4	26.4	-82.8%	0.0	0.1	-92.5%	160.6	173.9	-4.2%
% of Total	80.8%	70.1%		21.5%	19.1%		102.2%	89.2%		-3.1%	-4.4%		0.9%	15.2%		0.0%	0.1%		100.0%	100.0%
Normalized EBIT	1,409.4	1,195.8	17.9%	261.3	248.8	5.0%	1,670.7	1,444.5	15.7%	278.0	243.3	19.7%	(40.2)	(6.9)	nm	389.6	375.0	5.3%	2,298.0	2,055.9	11.9%
% of Total	61.3%	58.2%		11.4%	12.1%		72.7%	70.3%		12.1%	11.8%		-1.8%	-0.3%		17.0%	18.2%		100.0%	100.0%
Normalized EBITDA	1,570.2	1,340.6	17.1%	312.3	290.5	7.5%	1,882.6	1,631.1	15.4%	349.4	312.0	16.8%	(21.4)	12.0	nm	445.1	418.7	7.6%	2,655.6	2,373.8	12.3%
% of Total	59.1%	56.5%		11.8%	12.2%		70.9%	68.7%		13.2%	13.1%		-0.8%	0.5%		16.8%	17.6%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-30.1%	-29.6%		-44.3%	-40.0%		-32.5%	-31.4%		-41.7%	-41.4%		-69.5%	-60.4%		-30.9%	-34.2%		-34.4%	-34.3%
Gross Profit	69.9%	70.4%		55.7%	60.0%		67.5%	68.6%		58.3%	58.6%		30.5%	39.6%		69.1%	65.8%		65.6%	65.7%
SG&A	-31.0%	-31.4%		-22.1%	-23.4%		-29.5%	-30.0%		-25.1%	-26.4%		-59.1%	-58.5%		-30.7%	-32.2%		-29.8%	-30.9%
Other operating income/(expenses)	3.9%	4.4%		5.1%	5.6%		4.1%	4.6%		-0.6%	-1.0%		0.9%	15.0%		0.0%	0.0%		2.7%	3.2%
Normalized EBIT	42.8%	43.4%		38.7%	42.2%		42.1%	43.2%		32.6%	31.2%		-27.7%	-3.9%		38.4%	33.6%		38.4%	38.0%
Normalized EBITDA	47.7%	48.7%		46.2%	49.3%		47.5%	48.8%		41.0%	40.0%		-14.7%	6.8%		43.8%	37.5%		44.4%	43.9%

Per Hectoliter - (R$/hl)
Net Sales	162.3	152.8	6.2%	97.2	93.6	3.9%	145.7	137.4	6.0%	115.8	108.1	14.4%	93.6	117.9	2.3%	322.1	334.5	-2.0%	152.2	148.9	4.2%
COGS	(48.8)	(45.2)	8.0%	(43.0)	(37.4)	15.1%	(47.3)	(43.2)	9.6%	(48.3)	(44.7)	16.0%	(65.1)	(71.2)	20.1%	(99.6)	(114.2)	-11.0%	(52.4)	(51.1)	5.7%
Gross Profit	113.5	107.6	5.5%	54.1	56.1	-3.6%	98.4	94.3	4.3%	67.5	63.3	13.2%	28.5	46.7	-24.9%	222.4	220.2	2.7%	99.8	97.8	3.5%
SG&A	(50.4)	(48.0)	5.0%	(21.5)	(21.9)	-1.8%	(43.0)	(41.2)	4.3%	(29.1)	(28.5)	11.6%	(55.3)	(69.0)	8.1%	(98.9)	(107.8)	-6.3%	(45.4)	(46.0)	1.9%
Other operating income/(expenses)	6.4	6.8	-5.4%	5.0	5.3	-5.9%	6.0	6.4	-5.4%	(0.7)	(1.1)	-71.1%	0.9	17.7	-83.5%	0.0	0.0	-92.1%	4.1	4.8	-11.4%
Normalized EBIT	69.5	66.4	4.8%	37.6	39.5	-4.9%	61.4	59.4	3.3%	37.8	33.7	17.2%	(25.9)	(4.6)	691.4%	123.6	112.5	11.4%	58.5	56.6	3.5%
Normalized EBITDA	77.5	74.4	4.1%	44.9	46.1	-2.6%	69.2	67.1	3.1%	47.5	43.3	14.4%	(13.8)	8.0	-351.3%	141.2	125.6	13.8%	67.6	65.3	3.9%

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil									Hila Operations						Canada			AmBev
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil			Quinsa			Hila-ex			Operations			Consolidated
	YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%		YTD 10	YTD 09%
Volumes (000 hl)	59,914	52,527	12.5%	20,513	18,721	9.6%	80,427	71,248	12.9%	23,322	23,049	-0.1%	4,710	4,516	4.3%	8,645	8,877	-2.6%	117,104	107,690	8.5%

R$ million
Net Sales	9,868.7	8,205.9	20.3%	2,002.8	1,767.0	13.3%	11,871.5	9,972.9	19.0%	2,620.2	2,765.4	14.2%	438.3	543.9	15.6%	2,848.0	3,133.2	-4.8%	17,778.0	16,415.4	13.6%
% of Total	55.5%	50.0%		11.3%	10.8%		66.8%	60.8%		14.7%	16.8%		2.5%	3.3%		16.0%	19.1%		100.0%	100.0%
COGS	(2,851.4)	(2,293.4)	24.3%	(895.8)	(686.1)	30.6%	(3,747.2)	(2,979.5)	25.8%	(1,051.9)	(1,111.2)	14.0%	(290.7)	(335.4)	24.8%	(906.9)	(1,054.3)	-9.9%	(5,996.6)	(5,480.4)	16.5%
% of Total	47.6%	41.8%		14.9%	12.5%		62.5%	54.4%		17.5%	20.3%		4.8%	6.1%		15.1%	19.2%		100.0%	100.0%
Gross Profit	7,017.3	5,912.5	18.7%	1,107.0	1,080.9	2.4%	8,124.3	6,993.4	16.2%	1,568.4	1,654.2	14.4%	147.6	208.5	0.7%	1,941.1	2,078.9	-2.2%	11,781.3	10,935.1	12.1%
% of Total	59.6%	54.1%		9.4%	9.9%		69.0%	64.0%		13.3%	15.1%		1.3%	1.9%		16.5%	19.0%		100.0%	100.0%
SG&A	(3,023.7)	(2,582.8)	17.1%	(442.0)	(425.6)	3.9%	(3,465.7)	(3,008.4)	15.2%	(611.8)	(633.3)	16.5%	(271.8)	(337.5)	19.6%	(955.0)	(1,010.5)	-1.0%	(5,304.3)	(4,989.8)	12.4%
% of Total	57.0%	51.8%		8.3%	8.5%		65.3%	60.3%		11.5%	12.7%		5.1%	6.8%		18.0%	20.3%		100.0%	100.0%
Other operating income/(expenses)	301.7	271.1	11.3%	76.3	85.0	-10.2%	377.9	356.0	6.1%	(9.6)	(9.2)	53.6%	2.3	27.1	-81.4%	1.2	3.6	-66.9%	371.7	377.6	-2.0%
% of Total	81.1%	71.8%		20.5%	22.5%		101.7%	94.3%		-2.6%	-2.4%		0.6%	7.2%		0.3%	1.0%		100.0%	100.0%
Normalized EBIT	4,295.3	3,600.7	19.3%	741.2	740.3	0.1%	5,036.5	4,341.0	16.0%	946.9	1,011.7	12.7%	(122.0)	(101.9)	nm	987.3	1,072.0	-3.5%	6,848.7	6,322.8	11.1%
% of Total	62.7%	56.9%		10.8%	11.7%		73.5%	68.7%		13.8%	16.0%		-1.8%	-1.6%		14.4%	17.0%		100.0%	100.0%
Normalized EBITDA	4,777.1	4,047.7	18.0%	886.8	870.8	1.8%	5,663.8	4,918.5	15.2%	1,156.3	1,238.3	12.6%	(67.7)	(36.8)	nm	1,132.6	1,219.8	-2.7%	7,885.0	7,339.8	10.8%
% of Total	60.6%	55.1%		11.2%	11.9%		71.8%	67.0%		14.7%	16.9%		-0.9%	-0.5%		14.4%	16.6%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.9%	-27.9%		-44.7%	-38.8%		-31.6%	-29.9%		-40.1%	-40.2%		-66.3%	-61.7%		-31.8%	-33.6%		-33.7%	-33.4%
Gross Profit	71.1%	72.1%		55.3%	61.2%		68.4%	70.1%		59.9%	59.8%		33.7%	38.3%		68.2%	66.4%		66.3%	66.6%
SG&A	-30.6%	-31.5%		-22.1%	-24.1%		-29.2%	-30.2%		-23.4%	-22.9%		-62.0%	-62.1%		-33.5%	-32.3%		-29.8%	-30.4%
Other operating income/(expenses)	3.1%	3.3%		3.8%	4.8%		3.2%	3.6%		-0.4%	-0.3%		0.5%	5.0%		0.0%	0.1%		2.1%	2.3%
Normalized EBIT	43.5%	43.9%		37.0%	41.9%		42.4%	43.5%		36.1%	36.6%		-27.8%	-18.7%		34.7%	34.2%		38.5%	38.5%
Normalized EBITDA	48.4%	49.3%		44.3%	49.3%		47.7%	49.3%		44.1%	44.8%		-15.4%	-6.8%		39.8%	38.9%		44.4%	44.7%

Per Hectoliter - (R$/hl)
Net Sales	164.7	156.2	5.4%	97.6	94.4	3.4%	147.6	140.0	5.5%	112.4	120.0	14.2%	93.1	120.5	10.8%	329.4	352.9	-2.2%	151.8	152.4	4.7%
COGS	(47.6)	(43.7)	9.0%	(43.7)	(36.7)	19.2%	(46.6)	(41.8)	11.4%	(45.1)	(48.2)	13.9%	(61.7)	(74.3)	19.7%	(104.9)	(118.8)	-7.5%	(51.2)	(50.9)	7.4%
Gross Profit	117.1	112.6	4.1%	54.0	57.7	-6.5%	101.0	98.2	2.9%	67.2	71.8	14.4%	31.3	46.2	-3.5%	224.5	234.2	0.4%	100.6	101.5	3.4%
SG&A	(50.5)	(49.2)	2.6%	(21.5)	(22.7)	-5.2%	(43.1)	(42.2)	2.1%	(26.2)	(27.5)	16.5%	(57.7)	(74.7)	14.7%	(110.5)	(113.8)	1.7%	(45.3)	(46.3)	3.6%
Other operating income/(expenses)	5.0	5.2	-2.4%	3.7	4.5	-18.1%	4.7	5.0	-6.0%	(0.4)	(0.4)	53.1%	0.5	6.0	nm	0.1	0.4	nm	3.2	3.5	-9.6%
Normalized EBIT	71.7	68.6	4.6%	36.1	39.5	-8.6%	62.6	60.9	2.8%	40.6	43.9	12.7%	(25.9)	(22.6)	nm	114.2	120.8	-0.9%	58.5	58.7	2.4%
Normalized EBITDA	79.7	77.1	3.5%	43.2	46.5	-7.1%	70.4	69.0	2.0%	49.6	53.7	12.6%	(14.4)	(8.1)	nm	131.0	137.4	-0.1%	67.3	68.2	2.1%

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

CONSOLIDATED BALANCE SHEET
R$ million	September 2010	December 2009
Assets
Non-Current Assets
Property, plant and equipment	6,890.1	6,595.1
Goodwill	17,445.4	17,527.5
Intangible assets	1,833.8	1,932.6
Investments in associates	18.3	24.3
Investment securities	254.0	246.9
Deferred tax assets	1,104.9	1,368.5
Employee benefits	13.7	13.7
Trade and other receivables	1,960.1	2,089.3
	29,520.3	29,797.8

Current assets
Investment securities	1.9	73.3
Inventories	1,668.7	1,488.1
Income tax receivable	326.6	986.2
Trade and other receivables	3,469.5	3,652.5
Cash and cash equivalents	7,887.1	4,042.9
Assets held for sale	60.2	60.2
	13,414.0	10,303.2

Total Assets	42,934.3	40,101.0

Equity and Liabilities
Equity
Issued capital	7,613.8	6,832.1
Reserves	(1,554.2)	(1,365.6)
Retained earnings	18,051.6	16,550.9
Equity attributable to equity holders of AmBev	24,111.1	22,017.4
Non-controlling interests	234.1	278.7

Non-Current Liabilities
Interest-bearing loans and borrowings	5,289.9	6,460.2
Employee benefits	731.3	767.9
Deferred tax liabilities	539.0	502.2
Trade and other payables	996.5	663.6
Provisions	486.2	919.4
	8,042.9	9,313.2

Current Liabilities
Bank overdrafts	0.8	18.6
Interest-bearing loans and borrowings	1,595.7	801.1
Income tax and social contribution payable	730.3	1,296.0
Trade and other payables	8,120.9	6,279.9
Provisions	98.5	96.2
	10,546.1	8,491.7

Total Liabilities	18,589.1	17,804.9

Total equity and liabilities	42,934.3	40,101.0

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE

CONSOLIDATED STATEMENT OF OPERATIONS
R$ million	3Q10	3Q09	YTD 10	YTD 09

Net sales	5,978.2	5,411.6	17,778.0	16,415.4
Cost of sales	(2,058.6)	(1,858.8)	(5,996.6)	(5,480.4)
Gross profit	3,919.6	3,552.8	11,781.3	10,935.1

Sales and marketing expenses	(1,482.5)	(1,346.8)	(4,368.1)	(3,958.2)
Administrative expenses	(299.7)	(324.0)	(936.3)	(1,031.6)
Other operating income/(expenses)	160.6	173.9	371.7	377.6

Normalized EBIT	2,298.0	2,055.9	6,848.7	6,322.8

Special items	(2.7)	(1.5)	(84.3)	200.1

Profit from operations (EBIT)	2,295.4	2,054.3	6,764.4	6,522.9

Net Finance Cost	48.1	(243.1)	(244.0)	(817.3)
Share of results of associates	0.1	0.2	0.0	0.5

Profit before tax	2,343.5	1,811.5	6,520.4	5,706.1

Income tax expense	(515.9)	(592.1)	(1,514.0)	(1,482.2)

Profit	1,827.7	1,219.3	5,006.5	4,223.9
Attributable to:
Equity holders of AmBev	1,815.2	1,230.9	4,975.6	4,195.2
Non-controlling interest	12.5	(11.6)	30.9	28.8

Nº of basic shares outstanding (millions)	619.6	616.2	618.4	615.2
Nº of diluted shares outstanding (millions)	621.6	617.0	620.2	616.0

Basic earnings per share – preferred	3.09	2.11	8.48	7.19
Basic earnings per share – common	2.81	1.91	7.71	6.53
Diluted earnings per share– preferred	3.08	2.10	8.45	7.18
Diluted earnings per share– common	2.80	1.91	7.68	6.52

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

12.01– COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE
CONSOLIDATED STATEMENT OF CASH FLOWS

R$ million	3Q10	3Q09	YTD 10	YTD 09
Cash Flows from Operating Activities
Profit	1,827.7	1,219.3	5,006.5	4,223.9
Depreciation, amortization and impairment	357.4	313.9	1,070.6	1,016.3
Impairment losses on receivables and inventories	16.1	22.8	68.9	62.5
Additions/(reversals) in provisions and employee benefits	26.7	41.6	147.1	91.3
Net finance cost	(48.1)	243.1	244.0	817.3
Other non-cash items included in the profit	3.0	(140.7)	61.0	(65.0)
Loss/(gain) on sale of property, plant and equipment and intangible assets	0.1	(16.3)	(3.4)	(21.0)
Loss/(gain) on assets held for sale	(1.3)	(0.0)	(1.3)	0.2
Equity-settled share-based payment expense	27.8	16.1	81.2	73.2
Income tax expense	515.9	592.1	1,514.0	1,482.2
Share of result of associates	(0.1)	(0.2)	(0.0)	(0.5)
Cash flow from operating activities before changes in working capital and use of provisions	2,725.2	2,291.7	8,188.6	7,680.4
Decrease/(increase) in trade and other receivables	45.4	(7.2)	(46.3)	1.1
Decrease/(increase) in inventories	(36.8)	224.7	(284.8)	234.2
Increase/(decrease) in trade and other payables	(159.6)	(6.8)	(314.7)	(1,151.8)
Cash generated from operations	2,574.2	2,502.4	7,542.7	6,763.8
Interest paid	(187.8)	(325.0)	(417.2)	(894.7)
Interest received	46.2	21.2	163.0	82.7
Income tax paid	(332.5)	(369.3)	(937.8)	(562.4)
Cash flow from operating activities	2,100.2	1,829.4	6,350.7	5,389.5
Proceeds from sale of property, plant and equipment	9.3	49.1	30.5	75.2
Proceeds from sale of intangible assets	-	(1.2)	-	(0.1)
Repayments of loans granted	0.4	0.4	1.1	1.0
Acquisition of subsidiaries, net of cash acquired	-	-	-	(62.3)
Purchase of non-controlling interest	-	(47.0)	-	(51.6)
Acquisition of property, plant and equipment	(723.7)	(280.2)	(1,436.7)	(755.1)
Acquisition of intangible assets	(45.8)	(43.1)	(79.8)	(108.8)
Net proceeds/(acquisition) of debt securities	20.2	(284.9)	61.8	(287.1)
Net proceeds/(acquisition) of other assets	1.7	(1.4)	1.7	3.0
Cash flow from investing activities	(738.0)	(608.3)	(1,421.4)	(1,185.7)
Capital increase	246.4	18.8	246.4	84.7
Capital increase of non-controlling interests	-	-	41.8	-
Share premium	8.3	-	8.3	-
Proceeds from borrowings	665.2	211.8	822.8	1,353.7
Proceeds/repurchase of treasury shares	(0.6)	15.6	14.4	38.0
Repayment of borrowings	(214.8)	(971.0)	(1,048.6)	(3,492.4)
Cash net finance costs other than interests	51.4	(64.5)	(8.9)	74.9
Payment of finance lease liabilities	(0.7)	(0.2)	(4.0)	(4.7)
Dividends paid	(16.5)	(776.4)	(1,040.2)	(1,247.7)
Cash flow from financing activities	738.8	(1,565.9)	(968.1)	(3,193.5)
Net increase/(decrease) in cash and cash equivalents	2,101.0	(344.8)	3,961.3	1,010.2
Cash and cash equivalents less bank overdrafts at beginning of period	5,914.3	4,245.6	4,024.3	3,280.0
Effect of exchange rate fluctuations	(128.9)	(49.0)	(99.3)	(438.5)
Cash and cash equivalents less bank overdrafts at end of period	7,886.3	3,851.8	7,886.3	3,851.8

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

21.01 – SPECIAL REVIEW REPORT

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

21.01 – SPECIAL REVIEW REPORT

Review Report of Independent Accountants

To the Board of Directors and Stockholders
Companhia de Bebidas das Américas – AmBev
São Paulo - SP

1
We have reviewed the accounting information included in the consolidated Quarterly Information (ITR) of Companhia de Bebidas das Américas – AmBev and subsidiaries (“Company”), for the quarter ended September 30, 2010, comprising the consolidated balance sheet and the consolidated statements of income, of comprehensive income, of changes in stockholders’ equity and of cash flows, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company’s management.

2
Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information (ITR); and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company.

3
Based on our limited review, we are not aware of any material modifications that should be made to the consolidated Quarterly Information (ITR) referred to above in order that it be stated in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial information (IAS 34 – “Interim Financial Reporting”).

4
The consolidated Quarterly Information (ITR) referred to in the first paragraph also includes the accounting information of the statement of income and cash flows for the quarter ended September 30, 2009, which were reviewed by other independent accountants, who issued an unqualified review report dated November 10, 2009.

5
The accounting practices adopted in Brazil differ significantly in some aspects from International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Information on the nature and effect of these differences is disclosed in Note 23 to the consolidated Quarterly Information (ITR).

São Paulo, November 2, 2010

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Eduardo Rogatto Luque
Contador CRC 1SP166259/O-4

(A free translation from the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION (ITR)	September 30, 2010	IFRS
TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

1.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	4
01	10	INVESTOR RELATIONS OFFICER	4
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	5
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	7
09	01	CONSOLIDATED INCOME STATEMENT	9
10	01	CONSOLIDATED STATEMENT OF CASH FLOW	11
11	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010	14
11	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010	16
06	01	NOTES TO THE FINANCIAL STATEMENTS	18
12	01	COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE	79
21	01	SPECIAL REVIEW REPORT	105

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer